Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among:

CAMBIUM HOLDING CORP.,

a Delaware corporation;

EMPOWER MERGER SUB INC.,

a Delaware corporation; and

ROSETTA STONE INC.,

a Delaware corporation

Dated as of August 29, 2020

NO AGREEMENT, ORAL OR WRITTEN, REGARDING OR RELATING TO ANY OF THE MATTERS COVERED BY THIS DRAFT AGREEMENT HAS BEEN ENTERED INTO BETWEEN THE PARTIES. THIS DOCUMENT, IN ITS PRESENT FORM OR AS IT MAY BE HEREAFTER REVISED BY ANY PARTY, IS INTENDED SOLELY TO FACILITATE DISCUSSIONS AMONG THE PARTIES AND WILL NOT BECOME A BINDING AGREEMENT OF THE PARTIES UNLESS AND UNTIL IT HAS BEEN SIGNED BY ALL PARTIES. THE EFFECT OF THIS LEGEND MAY NOT BE CHANGED BY ANY ACTION OF THE PARTIES.

Table of Contents

Page

SECTION 1	The Offer	2

1.1	Tender Offer	2
1.2	Actions of Parent and Acquisition Sub	4
1.3	Actions of the Company	5

SECTION 2	The Merger; Effective Time	9

2.1	Merger of Acquisition Sub into the Company	9
2.2	Effect of the Merger	9
2.3	Effective Time	9
2.4	Closing	10
2.5	Certificate of Incorporation and Bylaws; Directors	10
2.6	Conversion of Company Shares	10
2.7	Closing of the Company’s Transfer Books	11
2.8	Payment for Company Shares	11
2.9	Appraisal Rights	12
2.10	Merger Without Vote of Stockholders	13
2.11	Further Action	13

SECTION 3	Representations and Warranties of the Company	13

3.1	Due Organization and Good Standing; Subsidiaries; Etc.	14
3.2	Organizational Documents	14
3.3	Capitalization	14
3.4	SEC Filings; Financial Statements	16
3.5	Absence of Certain Changes	18
3.6	Intellectual Property Rights; Cybersecurity; Data Privacy	18
3.7	Title to Assets; Real Property	21
3.8	Contracts	22
3.9	Compliance with Legal Requirements	24
3.10	Legal Proceedings; Orders; Investigations	24
3.11	Governmental Authorizations	25
3.12	Certain Business Practices	25
3.13	Tax Matters	25
3.14	Employee Benefit Plans	27
3.15	Labor Matters	29
3.16	Environmental Matters	30
3.17	Insurance	31
3.18	Authority; Binding Nature of Agreement	31
3.19	No Vote Required	32
3.20	Non-Contravention; Consents	32
3.21	Section 203 of the DGCL	32
3.22	Opinion of Financial Advisor	32
3.23	Brokers	33
3.24	Schedule 14D-9	33

i

3.25	Information in Offer Documents	33
3.26	Affiliate Arrangements	33
3.27	Material Customers; Material Vendors	33
3.28	Accounts Payable; Accounts Receivable	34
3.29	No Other Parent or Acquisition Sub Representations or Warranties	34

SECTION 4	Representations and Warranties of Parent and Acquisition Sub	34

4.1	Due Organization and Good Standing	34
4.2	Legal Proceedings; Orders	34
4.3	Authority; Binding Nature of Agreement	35
4.4	Non-Contravention; Consents	36
4.5	Not an Interested Stockholder	37
4.6	Financing	37
4.7	Solvency	39
4.8	Operations of Acquisition Sub	40
4.9	Offer Documents	40
4.10	Information in Schedule 14D-9	40
4.11	No Other Company Representations or Warranties	40
4.12	Non-Reliance on Company Forecasts, Projections, Estimates and Forward-Looking Statements	41

SECTION 5	Covenants	41

5.1	Interim Operations of the Company	41
5.2	No Solicitation	44
5.3	Filings; Other Action	45
5.4	Access	47
5.5	Interim Operations of Acquisition Sub	47
5.6	Financing Covenants	47
5.7	Cooperation by the Company	50
5.8	Publicity	53
5.9	Company Equity Awards	54
5.10	Other Employee Benefits	55
5.11	Compensation Arrangements	57
5.12	Indemnification; Directors’ and Officers’ Insurance	58
5.13	Section 16 Matters	59
5.14	Stock Exchange Delisting	59
5.15	Stockholder Litigation	59
5.16	Takeover Statutes	60
5.17	Notification of Certain Events	60
5.18	Director Resignations	60
5.19	Confidentiality	61

SECTION 6	Conditions to Each Party’s Obligations to Effect the Merger	61

6.1	Consummation of the Offer	61
6.2	No Restraints	61

SECTION 7	Termination	61

7.1	Termination	61
7.2	Effect of Termination	63
7.3	Company Termination Fee	64
7.4	Parent Termination Fee	65
7.5	Acknowledgements	66

SECTION 8	Miscellaneous Provisions	66

8.1	Amendment	66
8.2	Waiver	67
8.3	No Survival of Representations and Warranties	67
8.4	Entire Agreement; Counterparts	67
8.5	Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL	67
8.6	Payment of Expenses	68
8.7	Assignability; Parties in Interest	68
8.8	Notices	69
8.9	Severability	70
8.10	Counterparts	70
8.11	Obligation of Parent	70
8.12	Specific Performance	70
8.13	Non-Recourse	71
8.14	Construction	72

Annexes and Exhibits

ANNEX I	Conditions to the Offer

EXHIBIT A	Certain Definitions

EXHIBIT B	Form of Certificate of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of August 29, 2020, by and among CAMBIUM HOLDING CORP., a Delaware corporation (“Parent”); EMPOWER MERGER SUB INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”); and ROSETTA STONE INC., a Delaware corporation (the “Company”). Certain terms used in this Agreement are defined in Exhibit A.

RECITALS

A.    The board of directors of the Company (the “Company Board”) and the board of directors of each of Parent and Acquisition Sub have determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth in this Agreement.

B.    In furtherance of the contemplated acquisition of the Company by Parent, it is proposed that Acquisition Sub make a tender offer to acquire all of the issued and outstanding Company Shares that would be entitled to vote on the adoption or rejection of this Agreement pursuant to the Delaware General Corporation Law (the “DGCL”), absent the application of Section 251(h) thereof, upon the terms and subject to the conditions set forth in this Agreement. Such tender offer, as it may be amended from time to time, is referred to in this Agreement as the “Offer”.

C.    Each Company Share accepted for payment pursuant to the Offer will be exchanged for $30.00 (such dollar amount, or any greater dollar amount per Company Share paid pursuant to the Offer, as such dollar amount may be adjusted pursuant to Section 1.1(e), being referred to in this Agreement as the “Per Share Amount”), net to the seller in cash.

D.    It is further proposed that, after acquiring Company Shares pursuant to the Offer, Acquisition Sub will merge with and into the Company, with the Company continuing as the surviving corporation of such Merger, upon the terms and subject to the conditions set forth in this Agreement (the merger of Acquisition Sub into the Company being referred to in this Agreement as the “Merger”).

E.    The Company Board and the respective boards of directors of Parent and Acquisition Sub have authorized and approved the execution and delivery of this Agreement and the performance by such parties of their respective obligations under this Agreement, upon the terms and subject to the conditions set forth in this Agreement.

F.    The Company Board (1) has determined that the Offer is fair to, and in the best interests of, the Company’s stockholders; and (2) has resolved to recommend that the holders of Company Shares accept the Offer upon the terms and subject to the conditions set forth in this Agreement.

G.    The Merger shall be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1    THE OFFER

1.1    Tender Offer.

(a)    On the terms and subject to the conditions set forth in this Agreement and provided that the Company has complied with its obligations under Section 1.3 (other than any non-compliance that was immaterial), unless this Agreement shall have previously been validly terminated in accordance with Section 7.1, as promptly as practicable after the date of this Agreement and in any event within the 10-business day period commencing on the first business day after the date of this Agreement, Acquisition Sub shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer for all of the outstanding Company Shares (including any Company Shares subject to repurchase rights in favor of the Company), at a price per Company Share equal to the Per Share Amount. The date on which Acquisition Sub commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act, is referred to in this Agreement as the “Offer Commencement Date”.

(b)    As soon as practicable after the later of (i) the earliest time as of which Acquisition Sub is permitted under the Exchange Act to accept for purchase Company Shares validly tendered (and not withdrawn) pursuant to the Offer and (ii) the earliest time as of which each of the Offer Conditions shall have been satisfied or waived, Acquisition Sub shall (and Parent shall cause Acquisition Sub to) accept for payment all Company Shares tendered pursuant to the Offer (and not validly withdrawn) (the time of such acceptance for payment, the “Acceptance Time”). The obligation of Acquisition Sub to accept for payment Company Shares tendered pursuant to the Offer shall be subject only to the satisfaction or waiver of each of the conditions set forth in Annex I (the “Offer Conditions”) (and shall not be subject to any other conditions). As soon as practicable after the Acceptance Time (and in any event no later than two business days after the expiration of the Offer), Acquisition Sub shall pay for such Company Shares (the time Acquisition Sub pays for such Company Shares, the “Offer Closing”).

(c)    Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Acquisition Sub shall (without the prior written consent of the Company):

(i)    change, amend or waive the Minimum Condition or the Termination Condition (provided that Parent and Acquisition Sub expressly reserve the right to (but shall not be obligated to) waive any of the Offer Conditions (other than the Minimum Condition and the Termination Condition) in their sole discretion);

(ii)    decrease the number of Company Shares sought to be purchased by Acquisition Sub in the Offer so that it is for fewer than all of the outstanding Company Shares;

(iii)    reduce the Per Share Amount to be paid pursuant to the Offer (provided that Parent and Acquisition Sub expressly reserve the right to (but shall not be obligated to) increase the Per Share Amount to be paid pursuant to the Offer in their sole discretion);

(iv)    extend or otherwise change the Expiration Time of the Offer (except pursuant to Section 1.1(d));

(v)    change the form of consideration payable in the Offer;

(vi)    impose any condition to the Offer (other than the Offer Conditions) or amend, modify or supplement any of the Offer Conditions or any of the other terms of the Offer in any manner adversely affecting, or that would reasonably be expected to have an adverse effect on, any of the holders of Company Shares (provided that Parent and Acquisition Sub expressly reserve the right to (but shall not be obligated to) waive any of the Offer Conditions (other than the Minimum Condition and the Termination Condition) in their sole discretion);

(vii)    provide any “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act; or

(viii)    take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

(d)    The Offer shall expire at 11:59 p.m., New York City time, on the date that is 20 business days (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) after the Offer Commencement Date (the “Initial Expiration Time”), unless the Offer has been extended as provided in this Agreement (the Initial Expiration Time or such later expiration time to which the Offer has been so extended being referred to in this Agreement as the “Expiration Time”). Notwithstanding the foregoing, (i) if, at the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived, then (A) Acquisition Sub may extend the Offer and the Expiration Time beyond the Initial Expiration Time for one or more periods of up to 10 business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) each to permit such Offer Condition to be satisfied and (B) to the extent requested by the Company from time to time, Acquisition Sub shall extend (and re-extend) the Offer and the Expiration Time beyond the then-scheduled Expiration Time for one or more periods of up to 10 business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) each to permit such Offer Condition to be satisfied; provided that Acquisition Sub shall not be required to extend the Offer beyond the End Date, nor shall Acquisition Sub extend the Offer beyond the End Date without the Company’s prior written consent; and (ii) Acquisition Sub shall extend the Offer and the Expiration Time for the minimum period required by any applicable Legal Requirements. The Offer may not be terminated prior to the then-scheduled Expiration Time unless this Agreement is validly terminated in accordance with Section 7.1. If this Agreement is validly terminated in accordance with Section 7.1, then Acquisition Sub shall (and Parent shall cause Acquisition Sub to) immediately, irrevocably and unconditionally terminate the Offer, and Acquisition Sub shall not acquire or pay for any Company Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Acquisition Sub in accordance with the terms of this Agreement, Acquisition Sub shall promptly return, and Parent and Acquisition Sub shall cause any depository acting on behalf of Acquisition Sub to return, all Company Shares tendered pursuant to the Offer to the registered holders thereof. Nothing contained in this Section 1.1(d) shall affect any termination rights set forth in Section 7.1.

(e)    Subject to Section 5.1(b), if, between the date of this Agreement and the Acceptance Time, the outstanding Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Per Share Amount shall be adjusted to the extent appropriate.

1.2    Actions of Parent and Acquisition Sub.

(a)    On the Offer Commencement Date, Parent and Acquisition Sub shall cause to be filed with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which will contain or incorporate by reference Acquisition Sub’s offer to purchase and related letter of transmittal (the forms of which shall be reasonably acceptable to the Company) and the related documents and instruments pursuant to which the Offer will be made (such Tender Offer Statement on Schedule TO and all exhibits, amendments and supplements thereto being referred to collectively in this Agreement as the “Offer Documents”). Parent and Acquisition Sub shall take all steps reasonably necessary to cause the Offer Documents to be timely disseminated to holders of Company Shares to the extent required by applicable Legal Requirements. Parent and Acquisition Sub shall cause the Offer Documents to comply with the applicable requirements of the Exchange Act and the rules and regulations thereunder. Parent and Acquisition Sub shall give the Company and its counsel a reasonable opportunity to review and comment (and Parent and Acquisition Sub shall reasonably consider in good faith the inclusion of any such comments provided in a timely manner) on the Offer Documents (including any amendment or supplement thereto) prior to the filing thereof with the SEC and prior to the dissemination thereof to the Company’s stockholders. Parent and Acquisition Sub shall promptly provide the Company and its counsel with a copy or a description of any comments received by Parent or Acquisition Sub (or by counsel to Parent or Acquisition Sub) from the SEC or its staff with respect to any of the Offer Documents. Each of Parent and Acquisition Sub shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer and give the Company and its counsel a reasonable opportunity to review and comment on (and Parent and Acquisition Sub shall reasonably consider in good faith the inclusion of any such comments provided in a timely manner) any response to such comments proposed to be provided to the SEC or its staff.

(b)    To the extent required by the applicable requirements of the Exchange Act and the rules and regulations thereunder, (i) each of Parent and Acquisition Sub, on the one hand, and the Company, on the other hand, shall promptly correct any information provided by it for use in the Offer Documents if and to the extent such information shall have become false or misleading in any material respect or as otherwise required by applicable Legal Requirements; and (ii) each of Parent and Acquisition Sub shall take all steps necessary to promptly cause the Offer Documents, as supplemented or amended to correct such information, to be filed with the SEC and to be disseminated to holders of Company Shares. The Company shall promptly furnish to Parent and Acquisition Sub, for inclusion in the Offer Documents, all information concerning the Company and its stockholders required under applicable Legal Requirements to be included in the Offer Documents or as is otherwise reasonably requested by Parent or

Acquisition Sub, which for the avoidance of doubt, shall not include any financial statements of the Company, but will include the Fairness Opinion and all other material disclosures relating to the Financial Advisor (including the fees and other consideration that the Financial Advisor will receive upon consummation of the Offer and the Merger) that are required by applicable U.S. federal securities Legal Requirements.

(c)    Parent shall cause to be provided to Acquisition Sub on a timely basis all of the funds necessary to purchase any Company Shares that Acquisition Sub becomes obligated to purchase pursuant to the Offer and shall cause Acquisition Sub to perform, on a timely basis, all of Acquisition Sub’s obligations under this Agreement.

(d)    The parties to this Agreement expressly elect to have this Agreement and the transactions contemplated hereby governed by Section 251(h) of the DGCL, and Parent and Acquisition Sub shall cause the Merger to be effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer.

1.3    Actions of the Company.

(a)    On or as promptly as practicable after the Offer Commencement Date, and in any event within one business day after the Offer Commencement Date, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 1.3(d), shall contain the recommendation of the Company Board that stockholders of the Company tender their Company Shares pursuant to the Offer (the “Company Board Recommendation”). Following or contemporaneously with the initial dissemination of the Offer Documents to holders of Company Shares, to the extent required by applicable federal securities laws, the Company shall disseminate to holders of Company Shares the Schedule 14D-9. Parent and its counsel shall be given a reasonable opportunity to review and comment (and the Company shall reasonably consider in good faith the inclusion of any such comments provided in a timely manner) on the Schedule 14D-9 (including any amendment or supplement thereto) prior to the filing thereof with the SEC or the dissemination thereof to holders of Company Shares; provided, however, that the Company need not give Parent and its counsel such opportunity to review and comment in connection with any amendment or supplement to the Schedule 14D-9 that relates to any Acquisition Proposal or any Change in Recommendation. The Company shall promptly provide Parent and its counsel with a copy or a description of any comments received by the Company (or its counsel) from the SEC or its staff with respect to the Schedule 14D-9. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9 and give Parent and its counsel a reasonable opportunity to review and comment on (and the Company shall reasonably consider in good faith the inclusion of any such comments provided in a timely manner) any response to such comments provided to the SEC or its staff; provided, however, that the Company need not give Parent and its counsel such opportunity to review and comment in connection with any such response or comments that relate to any Acquisition Proposal or any Change in Recommendation.

(b)    To the extent required by the applicable requirements of the Exchange Act and the rules and regulations thereunder, (i) each of Parent and Acquisition Sub, on the one hand, and the Company, on the other hand, shall promptly correct any information provided by it for use in the Schedule 14D-9 if such information shall have become false or misleading in any material respect or as otherwise required by applicable Legal Requirements; and (ii) the Company shall take all steps necessary to promptly cause the Schedule 14D-9, as supplemented or amended to correct such information, to be filed with the SEC and, subject to the final sentence of this Section 1.3(b), to be disseminated to holders of Company Shares. Parent and Acquisition Sub shall promptly furnish to the Company all information concerning Parent or Acquisition Sub that may be reasonably requested by the Company in connection with any action contemplated by this Section 1.3(b). To the extent required by applicable Legal Requirements, the Company shall cause the Schedule 14D-9 and any supplement or amendment thereto to be mailed or otherwise disseminated to the holders of Company Shares together with the Offer Documents disseminated to the holders of Company Shares.

(c)    Neither the Company Board nor any committee thereof shall, except as permitted by Section 1.3(d) or Section 5.2, (i) withdraw, withhold, modify, amend or qualify, or publicly propose or announce its intention to withdraw, withhold, modify, amend or qualify, in a manner adverse to Parent or Acquisition Sub, the Company Board Recommendation or fail to include the Company Board Recommendation in the Schedule 14D-9; (ii) adopt, authorize, approve or recommend, or resolve to or publicly propose or announce its intention to approve or recommend to the stockholders of the Company, any Acquisition Proposal; (iii) if (A) the Company has received an Acquisition Proposal that remains outstanding (and is not a tender offer or exchange offer addressed by clause (iv) of this sentence), and (B) such Acquisition Proposal has not been rejected by the Company, fail to reaffirm the Company Board Recommendation within five business days after receipt of a written request from Parent to do so (which request may only be made once with respect to such Acquisition Proposal or any material modification to such Acquisition Proposal), (iv) fail to recommend against any Acquisition Proposal that is a tender or exchange offer by a third party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act within 10 business days after the commencement of such tender offer or exchange offer (any action described in clause (i), (ii), (iii) or (iv) being referred to as a “Change in Recommendation”) or (v) allow the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement to effect any Acquisition Proposal, including a definitive agreement with respect to a Acquisition Proposal (an “Alternative Acquisition Agreement”) (other than a confidentiality agreement entered into in compliance with Section 5.2(a)).

(d)    Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Acceptance Time, the Company Board may:

(i)    effect a Change in Recommendation in response to an Acquisition Proposal and/or cause the Company to enter into an Alternative Acquisition Agreement concerning an Acquisition Proposal if:

(A)    such Acquisition Proposal did not result from a breach of Section 5.2(a) (other than an immaterial breach);

(B)    the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor,

(1) that such Acquisition Proposal would, if this Agreement or the Offer were not amended or an alternative transaction with Parent were not entered into, constitute a Superior Proposal and (2) that in light of such Acquisition Proposal, a failure to effect a Change in Recommendation and/or to cause the Company to enter into such Alternative Acquisition Agreement would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Legal Requirements;

(C)    the Company delivers to Parent a written notice (the “Superior Proposal Notice”) stating that the Company Board intends to take such action, which Superior Proposal Notice shall include (1) the material terms and conditions of the Superior Proposal (including the consideration offered therein and the identity of the Person or group making the Superior Proposal), (2) in the event the Company Board contemplates causing the Company to enter into an Alternative Acquisition Agreement, an unredacted copy of such Alternative Acquisition Agreement, (3) unredacted copies of any other agreements to be entered into by the Company in connection with such Acquisition Proposal and (4) any financing arrangements to finance such Acquisition Proposal (redacted in a manner consistent with Section 4.6);

(D)    during the three-business day period commencing on the date of Parent’s receipt of such Superior Proposal Notice, the Company shall have made its senior management and financial and legal advisors available on reasonable notice for the purpose of engaging in negotiations with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of this Agreement or the Offer or a possible alternative transaction so that the Acquisition Proposal that is the subject of the Superior Proposal Notice ceases to be a Superior Proposal;

(E)    after the expiration of the negotiation period described in clause (D) above, the Company Board shall have determined in good faith, after consultation with its outside legal counsel and its financial advisor, and after taking into account any amendments to this Agreement and the Offer that Parent and Acquisition Sub have irrevocably agreed in writing to make as a result of the negotiations contemplated by clause (D) above, that (1) such Acquisition Proposal constitutes a Superior Proposal and (2) the failure to effect a Change in Recommendation and/or enter into such Alternative Acquisition Agreement would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Legal Requirements; provided that any material amendment to the terms of such Acquisition Proposal (whether or not in response to any changes proposed by Parent or Acquisition Sub pursuant to clause (D) above; it being understood and agreed that any change in the type or amount of per share consideration or purchase price shall be considered material) after which such Acquisition Proposal remains a Superior Proposal (it being acknowledged and agreed that clause (1) above shall not be satisfied if any such material amendments result in such Acquisition Proposal no longer remaining a Superior Proposal), shall require a new Superior Proposal Notice and an additional two-business day period from the date of such Superior Proposal Notice (during which the terms of clause (D) above and this clause (E) shall apply mutatis mutandis (other than the number of business days)); and

(F)    in the event that the Company enters into an Alternative Acquisition Agreement concerning such Superior Proposal, the Company terminates this Agreement in accordance with Section 7.1(f); or

(ii)    effect a Change in Recommendation not related to an Acquisition Proposal if:

(A)    any Change in Circumstances arises or occurs;

(B)    the Company Board determines in good faith, after consultation with its outside legal counsel, that, in light of such Change in Circumstances, a failure to effect a Change in Recommendation would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Legal Requirements;

(C)    such Change in Recommendation is not effected prior to the third business day after Parent receives written notice from the Company confirming that the Company Board intends to effect such a Change in Recommendation, which notice shall set forth, in reasonable detail, information describing such Change in Circumstances;

(D)    during the three-business day period commencing on the date of Parent’s receipt of such notice described in clause (C) above, the Company shall have made its senior management and financial and legal advisors available on reasonable notice for the purpose of engaging in negotiations with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of this Agreement or the Offer or a possible alternative transaction; and

(E)    at the end of such three-business day period, the Company Board determines in good faith, after consultation with its outside legal counsel and after taking into account any amendments to this Agreement and the Offer that Parent and Acquisition Sub have irrevocably agreed in writing to make as a result of the negotiations contemplated by clause (D) above, that, in light of such Change in Circumstances, a failure to effect a Change in Recommendation would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Legal Requirements.

(e)    In connection with the Offer, the Company shall cause its transfer agent to promptly (and in any event within five business days following the date hereof) furnish to Acquisition Sub or its designated agent mailing labels containing the names and addresses of the record holders of the Company Shares and, to the extent reasonably available to the Company or its transfer agent (including after reasonable request by the Company or its transfer agent of the applicable Persons), with security position listings of Company Shares held in stock depositories, in each case, as of a recent date and, to the extent reasonably available to the Company or its transfer agent (including after reasonable request by the Company or its transfer agent of the applicable Persons), all other listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of the Company Shares as of a recent date. The Company shall promptly furnish to Acquisition Sub such additional information, including updated listings and computer files of stockholders, mailing labels and security position listings, and such other information and assistance as Acquisition Sub may reasonably request for purposes of communicating the Offer to the holders of Company Shares, in each case, to the extent reasonably available to the Company or its transfer agent (including after reasonable request by the Company or its transfer agent of the applicable Persons). Subject to the requirements of applicable Legal Requirements and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, Parent and Acquisition Sub shall, until consummation of the Offer, hold in confidence the information contained in any of such labels and lists in accordance with the Confidentiality Agreement, shall use such information only in connection with the Offer, the Merger and the other transactions contemplated by this Agreement and, if this Agreement shall be terminated in accordance with Section 7.1, shall destroy all electronic copies of such information and deliver to the Company all other copies of such information then in their possession or under their control. Subject to the requirements of applicable Legal Requirements and provided that the Company shall not have made a Change in Recommendation, the Company shall, and shall cause its directors, officers and employees to, and shall use its reasonable best efforts to cause its other applicable Representatives to, use their reasonable best efforts to make solicitations and recommendations to the record holders and beneficial owners of Company Shares for purposes of causing the Minimum Condition to be satisfied, including, upon Parent’s reasonable written request, together with Parent and Acquisition Sub, jointly preparing a presentation to any proxy advisory firms as designated by Parent to recommend this Agreement and the Offer and the Merger; provided that any such efforts undertaken by the Company or its Representatives at Parent’s request shall be at Parent’s sole expense and Parent shall reimburse the Company for any such reasonable and documented out-of-pocket expenses incurred by the Company or its Representatives in connection therewith.

SECTION 2    THE MERGER; EFFECTIVE TIME

2.1    Merger of Acquisition Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, and the separate existence of Acquisition Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”). The Merger shall be governed by Section 251(h) of DGCL and shall be effected as soon as practicable following consummation (as defined in Section 251(h) of the DGCL) of the Offer.

2.2    Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.3    Effective Time. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, as soon as practicable after the Acceptance Time and the satisfaction or waiver of the conditions set forth in Section 6, the parties hereto shall cause a properly executed certificate of merger conforming to the requirements of the DGCL (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware. The Merger shall become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware, or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Certificate of Merger is filed with the Secretary of State of the State of Delaware being referred to in this Agreement as the “Effective Time”).

2.4    Closing. Unless this Agreement shall have been terminated in accordance with Section 7.1 and subject to the satisfaction or waiver (to the extent permitted by applicable Legal Requirements) of the conditions set forth in Section 6, the closing of the Merger (the “Closing”) shall take place as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer, at the offices of Hogan Lovells US LLP, 4085 Campbell Avenue, Suite 100, Menlo Park, California 94025 (or such other place or time as Parent and the Company may jointly designate). The date on which the Closing occurs is referred to as the “Closing Date”.

2.5    Certificate of Incorporation and Bylaws; Directors. At the Effective Time, unless otherwise jointly determined by Parent and the Company prior to the Effective Time:

(a)    the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to conform to Exhibit B;

(b)    the Bylaws of the Surviving Corporation shall be amended and restated to conform to the Bylaws of Acquisition Sub as in effect immediately prior to the Effective Time; and

(c)    the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors of Acquisition Sub immediately prior to the Effective Time.

2.6    Conversion of Company Shares. Subject to Section 2.9, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition Sub, the Company, any holder of Company Shares or any other Person:

(a)    any Company Shares that are owned by the Company (or held in the Company’s treasury), owned by any Subsidiary of the Company, or owned by Parent, Acquisition Sub or any other wholly owned Subsidiary of Parent immediately prior to the Effective Time shall be cancelled, shall cease to exist, shall no longer be outstanding, and no consideration shall be paid in exchange therefor;

(b)    except as provided in clause (a) above, each Company Share (excluding (i) any Appraisal Shares and (ii) Company Restricted Shares) that is outstanding immediately prior to the Effective Time, shall be cancelled, shall cease to exist, shall no longer be outstanding, and shall be converted into the right to receive, in cash, without interest, the Per Share Amount; and

(c)    each share of common stock, par value $0.01 per share, of Acquisition Sub that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of the common stock of the Surviving Corporation.

Without duplication of the effects of Section 1.1(e) and subject to Section 5.1(b), if, between the date of this Agreement and the Effective Time, the outstanding Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the amount of cash into which each Company Share is converted in the Merger shall be adjusted to the extent appropriate.

2.7    Closing of the Company’s Transfer Books. At the Effective Time, (a) all Company Shares outstanding immediately prior to the Effective Time shall be cancelled, shall cease to exist and shall no longer be outstanding, as provided in Section 2.6, and all holders of certificates previously representing Company Shares (a “Company Stock Certificate”) or non-certificated Company Shares represented by book entry (“Book Entry Shares”) that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Shares shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate is presented to the Paying Agent or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 2.8.

2.8    Payment for Company Shares.

(a)    Prior to the Effective Time, Parent (after consultation with and approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed)) shall select a reputable bank or trust company to act as paying agent with respect to the Merger (the “Paying Agent”). At or prior to the Effective Time, Parent shall cause to be made available to the Paying Agent cash amounts sufficient to enable the Paying Agent to make payments pursuant to Section 2.6 to holders of Company Shares outstanding immediately prior to the Effective Time.

(b)    Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each Person who was, immediately prior to the Effective Time, a holder of record of a Company Stock Certificate representing Company Shares that are described in Section 2.6(b) a form of letter of transmittal (mutually approved by Parent and the Company prior to the Effective Time) and instructions for use in effecting the surrender of Company Stock Certificates previously representing such Company Shares in exchange for payment therefor. Parent shall ensure that, upon surrender to the Paying Agent of each such Company Stock Certificate, together with a properly executed letter of transmittal, the holder of such Company Stock Certificate (or, under the circumstances described in Section 2.8(e) (and subject to the terms thereof), the transferee of the Company Shares previously represented by such Company Stock Certificate or Book Entry Share) shall promptly receive in exchange therefor the amount of cash to which such holder (or transferee) is entitled pursuant to Section 2.6(b), subject to

Section 2.8(f). Exchange of any Book Entry Shares shall be effected in accordance with the Paying Agent’s customary procedures with respect to securities represented by book entry; provided that the payment of the Per Share Amount with respect to Book Entry Shares shall only be made to the person in whose name such Book Entry Shares are registered.

(c)    On or after the first anniversary of the Effective Time, the Surviving Corporation shall be entitled to cause the Paying Agent to deliver to the Surviving Corporation any funds made available by Parent to the Paying Agent that have not been disbursed to holders of Company Stock Certificates or Book Entry Shares, and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation with respect to the cash amounts payable upon surrender of their Company Stock Certificates or Book Entry Shares. Neither the Paying Agent nor the Surviving Corporation shall be liable to any holder of a Company Stock Certificate or Book Entry Share for any amount properly paid to a public official pursuant to any applicable abandoned property or escheat law.

(d)    If any Company Stock Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit (in form and substance reasonably acceptable to the Paying Agent) of that fact by the Person claiming that such Company Stock Certificate has been lost, stolen or destroyed, Parent shall cause the Paying Agent to pay in exchange for such lost, stolen or destroyed Company Stock Certificate the cash amount payable in respect thereof pursuant to this Agreement; provided, however, that the Paying Agent may, in its reasonable discretion and as a condition precedent to the payment of such amount, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide a bond in a customary amount.

(e)    Subject to the last sentence of Section 2.8(b), in the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, payment may be made with respect to such Company Shares to a transferee of such Company Shares if the Company Stock Certificate previously representing such Company Shares is properly endorsed or otherwise in proper form for transfer and presented to the Paying Agent, accompanied by all documents reasonably required by the Paying Agent to evidence and effect such transfer and to evidence that any applicable transfer or similar Taxes relating to such transfer have been paid.

(f)    Each of the Paying Agent, Parent, Acquisition Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable or deliverable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect thereto under the Code or any other applicable state, local or foreign Legal Requirements relating to Taxes. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (i) shall be remitted to the applicable Governmental Entity as required by applicable Legal Requirements and (ii) shall be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deduction or withholding was made.

2.9    Appraisal Rights.

(a)    Notwithstanding anything to the contrary contained in this Agreement, any Company Shares that constitute Appraisal Shares shall not be converted into or represent the right to receive payment in accordance with Section 2.6, shall no longer be outstanding and shall be automatically cancelled and cease to exist, and each holder of Appraisal Shares (a “Dissenting Stockholder”) shall be entitled only to such rights with respect to such Appraisal Shares as may be granted to such holder pursuant to Section 262 of the DGCL. From and after the Effective Time, no Dissenting Stockholder shall have, or be entitled to exercise, any of the voting rights or other rights of a stockholder of the Surviving Corporation. If any Dissenting Stockholder shall fail to perfect or shall otherwise lose such holder’s right of appraisal under Section 262 of the DGCL, then (i) any right of such Dissenting Stockholder to require the Surviving Corporation to purchase such Appraisal Shares for cash shall be extinguished, and (ii) such Appraisal Shares shall automatically be converted into, and shall represent only the right to receive (subject to compliance with Section 2.8), payment for such Appraisal Shares in accordance with Section 2.6.

(b)    The Company (i) shall give Parent prompt written notice of any demand by any stockholder of the Company for appraisal of such stockholder’s Company Shares pursuant to Section 262 of the DGCL and (ii) shall give Parent the opportunity to direct all negotiations and proceedings with respect to any such demand. The Company shall not make any payment with respect to any demands for appraisal, settle or offer to settle any such demands for appraisal, or approve any withdrawal of any such demands for appraisal, in each case, without the consent of Parent.

(c)    For purposes of this Agreement, “Appraisal Shares” shall refer to any Company Shares outstanding immediately prior to the Effective Time that are held by any Person who is entitled to appraisal rights under, and has preserved his, her or its appraisal rights under, Section 262 of the DGCL with respect to such Company Shares.

2.10    Merger Without Vote of Stockholders. The Merger shall be governed by Section 251(h) of the DGCL. The parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer, without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

2.11    Further Action. If, at any time after the Effective Time, any further action is necessary to carry out the purposes of this Agreement, the officers and directors of the Surviving Corporation and Parent shall (in the name of Acquisition Sub, in the name of the Company or otherwise) take such action.

SECTION 3    REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Acquisition Sub that, except as set forth or incorporated by reference (a) in the Company SEC Documents (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer); provided, however, that nothing disclosed in the Company SEC Documents shall be deemed to modify or qualify the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.18, Section 3.20(a) or Section 3.21; or (b) in the disclosure schedule delivered to Parent on the date of this Agreement (the “Disclosure Schedule”):

3.1    Due Organization and Good Standing; Subsidiaries; Etc.

(a)    The Company is a corporation duly organized, validly existing and in good standing under the Legal Requirements of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as it is currently being conducted. The Company is duly qualified to do business and is in good standing in each other state in the United States where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing would not be material to the Acquired Companies, taken as a whole.

(b)    Part 3.1(b) of the Disclosure Schedule identifies each Subsidiary of the Company as of the date of this Agreement, including, with respect to each Subsidiary of the Company, (i) its name, (ii) its jurisdiction of incorporation, formation or organization, (iii) its form of organization, (iv) the holder(s) of such issued and outstanding equity interests, and (vi) in the case of any such Subsidiary of the Company that has established a branch in another jurisdiction (each such branch, a “Company Branch”), (A) the registered number of the relevant Company Branch and (B) the jurisdiction in which the relevant Company Branch is registered. Each Subsidiary of the Company is wholly owned, directly or indirectly, by the Company. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the Legal Requirements of the jurisdiction of its organization (to the extent such concept is recognized in such jurisdiction) and has the requisite power and authority to own, lease and operate its assets and to carry on its business as it is currently being conducted, except where the failure to be so duly organized, validly existing or in good standing or to have such power and authority would be not be material to the Acquired Companies, taken as a whole.

(c)    Except for the Company’s Subsidiaries, the Company does not own any capital stock of, or any equity interest of, or any equity interest of any nature in, any other Entity, other than short-term investments. The Company has not agreed, nor is it obligated, to make any future investment in or capital contribution to any other Entity.

3.2    Organizational Documents. The Company has made available to Parent or Parent’s representatives copies of the Organizational Documents of each Acquired Company, including all amendments thereto, as in effect on the date hereof. The Company has made available to Parent accurate and complete copies, in all material respects, of the corporate minutes of the Company for the two-year period prior to the date of this Agreement, and such minutes reflect a materially complete summary of all meetings of the Company Board or committees thereof and the Company’s stockholders during such period.

3.3    Capitalization.

(a)    The authorized capital stock of the Company consists of: (i) 190,000,000 Company Shares, of which 24,120,958 were issued and outstanding at the close of business on August 21, 2020 (the “Listing Date”); and (ii) 10,000,000 shares of preferred stock, $0.001 par value per share, none of which were outstanding at the close of business on the Listing Date. At the close of business on the Listing Date, (A) 1,553,300 Company Shares were subject to issuance pursuant to outstanding Company Options; (B) 299,571 Company Shares were subject to issuance pursuant to outstanding Company RSUs; (C) 661,584 Company Shares were subject to issuance pursuant to outstanding Company PSUs; and (D) 479,594 Company Shares were Company Restricted Shares.

(b)    All of the outstanding Company Shares have been duly authorized and validly issued, were issued in accordance with applicable Legal Requirements and are fully paid and nonassessable. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company have been duly authorized and validly issued, were issued in accordance with applicable Legal Requirements and are fully paid and nonassessable, in each case, as applicable. Except as set forth in the Company’s amended and restated certificate of incorporation in effect as of the date hereof, (i) none of the outstanding Company Shares is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding Company Shares is subject to any right of first refusal in favor of the Company; and (iii) there is no contract to which the Company is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Company Shares. The Company is not under any obligation, and is not bound by any contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Shares or other securities.

(c)    Set forth on Part 3.3(c) of the Disclosure Letter is a true, complete and correct list of all outstanding Company Equity Awards, and with respect to each Company Equity Award, (i) the name of the holder; (ii) the number of Company Shares subject to such Company Equity Award; (iii) the grant date; (iv) the exercise price, if any; (v) the applicable vesting schedule, criteria or similar requirements; and (vi) whether the Company Equity Award constitutes nonqualified deferred compensation subject to Section 409A of the Code. The Company has made available to Parent accurate and complete copies of (A) the Company Equity Plans; and (B) the forms of all agreements evidencing the Company Options, Company Restricted Shares, Company RSUs and Company PSUs outstanding as of the date of this Agreement (each, a “Company Equity Award Agreement”). With respect to the Company Equity Awards, (1) each was granted in compliance in, and has been administered in, all material respects with all applicable Legal Requirements and all of the terms and conditions of the applicable Company Equity Plan and Company Equity Award Agreement pursuant to which it was issued, (2) each outstanding Company Option has an exercise price per Company Share equal to or greater than the fair market value of a Company Share as determined pursuant to the terms of the applicable Company Equity Plan and Section 409A of the Code on the date of such grant, (3) no outstanding Company Option constitutes nonqualified deferred compensation subject to Section 409A of the Code and (4) each outstanding Company Equity Award has a grant date identical to (or following) the date on which the Company Board, the Compensation Committee or authorized delegated officer actually awarded such Company Equity Award.

(d)    As of the close of business on the Listing Date, there was no Indebtedness of the Acquired Companies issued and outstanding.

(e)    Except for the Company Equity Awards as set forth in Part 3.3(c) of the Disclosure Schedule, as of the close of business on the Listing Date, there was no (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock of any Acquired Company, in each case, issued or granted by any Acquired Company; (ii) outstanding security, instrument, bond, debenture or note issued by any Acquired Company that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Acquired Company; or (iii) stockholder rights plan, antitakeover plan or other similar plan (commonly referred to as a “poison pill”) or contract under which any Acquired Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

3.4    SEC Filings; Financial Statements.

(a)    All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed by the Company with the SEC (or furnished by the Company to the SEC), under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act, since January 1, 2018 and prior to the date hereof (and without giving effect to any amendment to any such document filed on or after the date hereof) (the “Company SEC Documents”) have been filed with the SEC on a timely basis. As of the time it was filed with, or furnished to, the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), (i) each of the Company SEC Documents complied as to form, in all material respects, with the applicable requirements of the Securities Act or the Exchange Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act of 2010, as amended, as the case may be; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)    The consolidated financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents (i) complied as to form, in all material respects, with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that were not or will not be material in amount or effect); and (iii) fairly present, in all material respects, the financial position of the Acquired Companies as of the respective dates thereof and the results of operations of the Acquired Companies for the periods covered thereby. No financial statements of any Person other than the Acquired Companies are required by GAAP to be included in the consolidated financial statements of the Company.

(c)    The Company maintains, and at all times since January 1, 2018 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Companies that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2019, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2019. Based on its evaluation of internal controls over financial reporting for the quarter ended June 30, 2020, the Company’s management has disclosed to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect, in any material respect, the Company’s ability to report financial information and (B) any fraud or allegations of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such significant deficiency, material weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof. The Company and each other Acquired Company has substantially addressed any such significant deficiency, material weakness or fraud.

(d)    The Company maintains effective disclosure controls (as defined by Rule 13a-15 or 15d-15 under the Exchange Act). The Company is in compliance in all material respects with all current listing requirements of the New York Stock Exchange.

(e)    None of the Acquired Companies has effected, entered into, created or become a party to, or has committed to effect, enter into, create or become a party to, any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such transaction or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any other Acquired Company in the Company’s published financial statements or other Company SEC Documents.

(f)    As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents.

(g)    Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) thereof, none of the Acquired Companies has outstanding, or has arranged any outstanding, “extension of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(h)    As of the date of this Agreement, the Acquired Companies do not have any Liabilities, of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except for (i) Liabilities disclosed in the financial statements (including any related notes) contained in the Company SEC Documents; (ii) Liabilities incurred in the ordinary course of business since the date of the Most Recent Balance Sheet that are not, individually or in the aggregate, material in amount or nature; (iii) Liabilities that have not had, individually or in the aggregate, a Material Adverse Effect; (iv) Liabilities pursuant to executory Contracts to which any Acquired Company is a party to the extent such executory Contracts have been provided to Parent or Acquisition Sub prior to the date hereof; or (v) Liabilities and obligations incurred in connection with the transactions contemplated by this Agreement.

3.5    Absence of Certain Changes. Between the date of the Most Recent Balance Sheet and the date of this Agreement, (a) the businesses of the Acquired Companies, taken as a whole, have been conducted, in all material respects, in the ordinary course of business, and (b)(i) no Acquired Company has suffered any adverse Effect with respect to its business or financial condition that has had, individually or in the aggregate, a Material Adverse Effect; (ii) suffered any loss, damage or destruction to any of its assets that has had, individually or in the aggregate, a Material Adverse Effect; or (iii) taken any action that, if taken after the date of this Agreement, would require Parent’s consent pursuant to Section 5.1 (other than any actions which would have required Parent’s consent under Section 5.1(k)).

3.6    Intellectual Property Rights; Cybersecurity; Data Privacy.

(a)    Part 3.6(a) of the Disclosure Schedule sets forth a true and correct list of all U.S. and, in all material respects, all non-U.S. patents, patent applications, registered trademarks, trademark registration applications, registered copyrights, copyright registration applications and Internet top-level domain name registrations included in the Owned Company IP as of the date of this Agreement, including for each item: (i) the registrant(s)/applicant(s) of record and beneficial owner (if different); (ii) the jurisdiction of application, publication or registration; (iii) the application, publication or registration number; and (iv) the date of filing, publication or registration (the registered and applied for Owned Company IP set forth (or required to be set forth) in Part 3.6(a) of the Disclosure Schedule, the “Company Registered IP”). As of the date of this Agreement, no cancellation, interference, opposition, reexamination or other similar proceeding is pending or, to the knowledge of the Company, threatened in which the validity, enforceability or ownership of any Company Registered IP is being contested or challenged (other than office actions or similar communications issued by an applicable Governmental Entity in the ordinary course of prosecution of any pending applications for registration of any such Company Registered IP). Except as otherwise described in Part 3.6(a) of the Disclosure Schedule, to the knowledge of the Company, as of the date of this Agreement, (A) the Company Registered IP that constitutes issued patents, registered trademarks or registered copyrights is valid, enforceable, in full force and effect, and has not lapsed (except for patents, trademarks and copyrights that have lapsed at the end of their non-renewable statutory term and are not material to the business of the Acquired Companies as currently conducted), (B) the Company Registered IP that constitutes Internet top-level domain name registrations that are material to the business of the Acquired Companies are registered in the name of an Acquired Company and have not expired, and (C) the Company Registered IP that constitutes applications for patent or applications for registration of trademarks or copyrights are pending with the applicable Governmental Entity.

(b)    Each Acquired Company, as and to the extent set forth in Part 3.6(a) of the Disclosure Schedule, is the sole and exclusive owner of all right, title and interest in the Company Registered IP. All Owned Company IP is free and clear of all liens and encumbrances (other than Permitted Encumbrances).

(c)    Part 3.6(c) of the Disclosure Schedule identifies: (i) each Contract pursuant to which an Acquired Company receives any license or covenant not to sue under any Intellectual Property Rights of any third party (other than agreements for any third-party commercially available or off-the-shelf Software with annual, aggregate fees of less than $100,000); and (ii) each Contract pursuant to which any of the Acquired Companies grants any license or covenant not to sue under any Owned Company IP, other than any non-exclusive outbound license entered into in the ordinary course of business, in each case under clauses (i) and (ii), which Contracts are in effect on the date of this Agreement, but excluding, in the case of each of clauses (i) and (ii), any standard non-disclosure, end-user, confidentiality or consulting agreement, in each case as entered into in the ordinary course of business.

(d)    To the knowledge of the Company, the operation of the business of the Acquired Companies as currently conducted has not, since January 1, 2017 infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any third party. As of the date of this Agreement, no Legal Proceeding is pending, has been threatened in a written notice received by an Acquired Company since January 1, 2017, or to the knowledge of the Company has otherwise been threatened since January 1, 2017, in each case against any Acquired Company and alleging any infringement, misappropriation or violation of any Intellectual Property Rights of any third party by any Acquired Company.

(e)    To the knowledge of the Company, (i) since January 1, 2017, no Person has infringed, misappropriated or otherwise violated in any material respect, and (ii) no Person is infringing, misappropriating or otherwise violating in any material respect, any Owned Company IP. As of the date of this Agreement, there are no Orders binding on the Acquired Companies that restrict the use of any Owned Company IP in any material respect.

(f)    Each officer, employee and consultant of the Company involved in the creation or development of any material Owned Company IP is required to and has signed a written agreement containing an assignment of Intellectual Property Rights to the Company and reasonable confidentiality provisions with respect to any Intellectual Property Rights created or developed in the course of such Person’s employment or engagement with any Acquired Company, and no such officer, employee or consultant (i) is in material breach of any such agreement with respect to such Intellectual Property Rights or (ii) has claimed any rights in any Intellectual Property Rights created or developed in the course of such Person’s employment or engagement with any Acquired Company. The Acquired Companies have taken commercially reasonable steps to maintain the confidentiality of the material confidential or proprietary information held by the Acquired Companies as a trade secret.

(g)    For Company Software, (i) the Acquired Companies have in their possession the source code for such Company Software, and (ii) Acquired Companies have not, and do not have any duty or obligation, to disclose or deliver any source code for any Company Software to, any third party, except with respect to any consultant or other Person that has been engaged by an Acquired Company and who has signed a written agreement pursuant to Section 3.6(f) or other written confidentiality agreement, and except with respect to any source code that an Acquired Company has affirmatively elected to make available without confidentiality restrictions and that is not material to the conduct of the business of the Acquired Companies.

(h)    No Company Software contains or is derived from third-party Open Source Software in a manner such that the terms under which such Open Source Software is licensed to any of the Acquired Companies impose a requirement that such Company Software be (i) distributed or made available to any third party in source code form; (ii) licensed to any third party for the purpose of modification or redistribution; (iii) licensed to any third party at no charge; or (iv) made subject to the terms and conditions of any Open Source Software license. Each of the Acquired Companies is in compliance in all material respects with all terms and conditions of any license for Open Source Software that is used by the Acquired Companies. Since January 1, 2017, no Acquired Company has received a written notice from any Person alleging noncompliance with any Open Source Software license.

(i)    The Acquired Companies have in place commercially reasonable disaster recovery plans, procedures and facilities for the Company IT Systems and such plans, procedures and facilities have proven effective upon testing. The Acquired Companies take reasonable measures designed to prevent unauthorized introduction into the Company IT Systems of, and, to the knowledge of the Company, do not contain, any material “viruses”, “worms”, “time-bombs”, “key-locks”, or any other devices intentionally designed to disrupt or interfere with the operation of the Company IT Systems or equipment upon which the Company IT Systems operate. To the knowledge of the Company, there have been no Security Incidents involving any of the Acquired Companies since January 1, 2018 that have materially and adversely impacted the operation of the business of the Acquired Companies. The Acquired Companies have taken commercially reasonable measures consistent in all material respects with all applicable laws, including by maintaining administrative, technical and physical safeguards, to protect the integrity, security and confidentiality of the Company IT Systems, including all data contained therein, and all Personal Information in the possession or under the control of the Acquired Companies.

(j)    Since January 1, 2018, the Acquired Companies have complied in all material respects with all Privacy and Data Security Laws and Requirements. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement will result in any violation of any Privacy and Data Security Laws and Requirements, in any material respects.

(k)    Since January 1, 2018, the Acquired Companies have not received any written claims or notice from any third party or any Governmental Entity and, to the knowledge of the Company, have not been and are not under investigation by any Governmental Entity, related to whether the Acquired Companies’ Processing of Personal Information (i) is in violation of any Privacy and Data Security Laws and Requirements, or (ii) otherwise constitutes an unfair, deceptive or misleading trade practice.

3.7    Title to Assets; Real Property.

(a)    The Acquired Companies own, and have good title to, or in the case of assets purported to be leased by the Acquired Companies, lease and have valid leasehold interest in, each of the material tangible assets reflected as owned or leased by the Acquired Companies on the Most Recent Balance Sheet (except for tangible assets (i) sold or disposed of since the date of the Most Recent Balance Sheet or (ii) being leased to the Acquired Companies with respect to which the lease has expired since the date of the Most Recent Balance Sheet) free of any Liens (other than Permitted Encumbrances).

(b)    Part 3.7(b) of the Disclosure Schedule contains a list as of the date of this Agreement of all real property owned by any Acquired Company (the “Owned Real Property”). As of the date of this Agreement, an Acquired Company has good and insurable fee simple title to all Owned Real Property, free and clear of all Liens other than Permitted Encumbrances.

(c)    Part 3.7(c) of the Disclosure Schedule sets forth a true and correct list of all leases, subleases, licenses, occupancy and other similar agreements (including all amendments and modifications thereof) (each, a “Company Lease”, and collectively, the “Company Leases”) under which the Acquired Companies currently lease, sublease, license, use or occupy in a like manner (in each case whether as landlord, tenant, sublandlord, subtenant or occupant), or has the right to use or occupy, now or in the future, any real property (the “Leased Real Property”, and together with the Owned Real Property, collectively, the “Real Property”). An Acquired Company has a valid leasehold or other estate in all Leased Real Property free and clear of all liens and encumbrances, in each case subject only to Permitted Encumbrances. Since January 1, 2018, neither any default or breach by the Acquired Companies, nor any event that with notice or the passage of time would result in a default or breach by the Acquired Companies, has occurred under any Company Lease. To the knowledge of the Company, as of the date hereof, no Effect exists that, with notice or lapse of time, or both, would constitute a default by any other counterparty under any such Company Lease.

(d)    The Real Property comprises all of the material real property used in the operation of the Acquired Companies. To the knowledge of the Company, no Acquired Company has received any written notice alleging a material violation of any applicable laws by the Leased Real Property or the improvements thereon, that remains uncured. The Company has made available to Parent accurate and complete copies of each Company Lease.

(e)    Other than pursuant to Company Leases, none of the Acquired Companies has granted or entered into any pending option, right of first refusal or other contractual right or similar agreement to purchase, assign or dispose of the Real Property or to allow or grant to any third party the right to use or occupy the Real Property.

3.8    Contracts.

(a)    All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed.

(b)    Part 3.8 of the Disclosure Schedule contains a list, as of the date of this Agreement, of each of the following Contracts to which an Acquired Company is a party, or by which any Acquired Company (or any assets or property thereof) is bound, in each case, as of the date hereof:

(i)    each Contract that limits or restricts, in any material respect, the ability of the Acquired Companies to compete in any geographic area or line of business;

(ii)    any joint venture, partnership, limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and any of its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(iii)    each indemnification or employment Contract with any director, officer or employee of the Acquired Companies, other than offer letters that provide for “at will” employment without severance or other post-termination compensation or benefits;

(iv)    each Contract evidencing Indebtedness;

(v)    each Contract (A) under which any Acquired Company paid or received in excess of $350,000 in 2019, or is expected to pay or receive in excess of $350,000 in 2020; or (B) with any Material Customer;

(vi)    each material “single source” supply contract pursuant to which goods or materials are supplied to any Acquired Company from an exclusive source;

(vii)    each lease or rental contract involving personal property (and not relating primarily to real property) pursuant to which any Acquired Company is required to make rental payments in excess of $20,000 per year (excluding leases or rental contracts for office equipment entered into in the ordinary course of business);

(viii)    each material consulting contract that is not terminable by an Acquired Company on notice of 90 days or less;

(ix)    any Contract that grants any rights of first refusal, rights of first negotiation, right of first offer, or other similar rights to any Person with respect to the sale of any material assets, rights or properties of the Acquired Companies;

(x)    any Contract that (A) expressly obligates any Acquired Company (or, following the Closing, Parent or its Subsidiaries (including the Surviving Corporation and its Subsidiaries)) to conduct business with any third party on an exclusive basis, or (B) contains (1) “most favored nation”, “most favored customer”, “most favored supplier” or similar covenants to the counterparty of such Contract (other than any Contract with a Governmental Entity with annual gross bookings that do not exceed $500,000), (2) take or pay provisions (committing a person to buy a minimum quality of goods or services provided by another person) or (3) requirements provisions (committing a person to provide the quantity of goods or services required by another Person);

(xi)    any Contract for the acquisition or disposition of any Person or any business unit, division or capital stock or other equity interests thereof (whether by merger, sale of stock, sale of assets, or otherwise) or any material assets of the Acquired Companies, other than this Agreement, (A) since January 1, 2016 and that involves an asset value in excess of $1,000,000 or (B) pursuant to which any indemnification obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties and covenants that survive indefinitely or for periods equal to a statute of limitations and excluding obligations to indemnify directors and officers pursuant to acquisition agreements);

(xii)    any Contract relating to any resolution or settlement of any Legal Proceeding, whether actual or, to the knowledge of the Company, threatened in writing, involving any Acquired Company that (A) imposes continuing material obligations upon the operation of any of the Acquired Companies or (B) that has resulted in, or would reasonably be expected to result in, payments by the Acquired Companies in excess of $250,000 individually or, to the extent that multiple resolutions or settlements relate to the same Legal Proceeding, in the aggregate, with respect to all such resolutions or settlements;

(xiii)    any Contract that constitutes a material agreement the primary purpose of which is a guarantee of obligations, indemnification or assumption of Liabilities of any other Person;

(xiv)    any Contract requiring a future capital commitment or capital expenditure; and

(xv)    any Contract pursuant to which any Acquired Company has agreed to provide any third party with access to source code for any Company Software, or to provide for such source code to be put in escrow or a similar arrangement, or otherwise grants a license to such source code, for the benefit of a third party (including upon the occurrence of specified events) (each (A) Contract listed, or required to be listed, in Part 3.8 of the Disclosure Schedule, (B) Collective Bargaining Agreement, (C) Company Lease, (D) Affiliate Arrangement, (E) material Contract listed or required to be listed in Part 3.6(c) of the Disclosure Schedule and (F) Contract that is filed, or required to be filed, as an exhibit to the Company’s Annual Report on Form 10-K under the Exchange Act prior to the date of this Agreement being referred to as a “Material Contract”).

(c)    There are no existing breaches or defaults, and, to the knowledge of the Company, no Effect exists that, with notice, the passage of time or both, would constitute a breach or default, on the part of any Acquired Company or, to the knowledge of the Company any other Person under any Material Contract, in each case except where such breaches or defaults would not, individually or in the aggregate, reasonably expect to be material the Acquired Companies (taken as a whole). Each Material Contract is valid, has not been terminated prior to the date of this Agreement, is enforceable against the applicable Acquired Company, and, to the knowledge of the Company, is enforceable against the other parties thereto, in each case subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (collectively, clauses (i) and (ii), the “Enforceability Exceptions”). The Company has made available to Parent accurate and complete copies of each Material Contract in effect as of the date of this Agreement, together with all amendments and supplements thereto in effect as of the date of this Agreement. No Acquired Company has received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for notices regarding violations or breaches that would not, individually or in the aggregate, reasonably expect to be material the Acquired Companies (taken as a whole). No Acquired Company has waived in writing any rights under any Material Contract, the waiver of which would, individually or in the aggregate, reasonably expect to be material the Acquired Companies (taken as a whole). As of the date of this Agreement, no party to any Material Contract has given any Acquired Company (A) written notice of its intention to cancel or terminate any Material Contract or (B) written notice of its intention to change the scope of rights under or to fail to renew any Material Contract, except in the case of each of clauses (A) and (B), as would not have a Material Adverse Effect.

3.9    Compliance with Legal Requirements. The Acquired Companies are, and since January 1, 2018 have been, in compliance with all Legal Requirements applicable to their respective businesses and activities, and with all Orders to which any Acquired Company is subject, in each case, except for such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Acquired Companies (taken as a whole). Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Acquired Companies (taken as a whole), no Acquired Company has, since January 1, 2018, (a) received any written notice from any Governmental Entity regarding any violation or failure to comply by such Acquired Company of any Legal Requirement; or (b) provided any written notice to any Governmental Entity regarding any violation or failure to comply by such Acquired Company of any Legal Requirement, which notice in either case remains outstanding or unresolved as of the date of this Agreement.

3.10    Legal Proceedings; Orders; Investigations.

(a)    As of the date of this Agreement, there is no Legal Proceeding pending (or, to the knowledge of the Company, that has been threatened in writing) against any Acquired Company that has had, individually or in the aggregate, a Material Adverse Effect.

(b)    No Acquired Company nor any of their respective directors, officers, or employees (in each case, in their capacities as such) is subject to any outstanding Order unrelated to this Agreement that has had, individually or in the aggregate, a Material Adverse Effect.

(c)    As of the date of this Agreement, to the knowledge of the Company, no Investigation by any Governmental Entity with respect to any Acquired Company (or, to the knowledge of the Company, any of their respective directors, officers, or employees, in each case, in their capacities as such) is pending or has been threatened in writing, other than any Investigation that has not had, individually or in the aggregate, a Material Adverse Effect. For purposes of this Agreement, “Investigation” shall mean any audit (other than a routine contractual audit), third-party examination or third-party investigation.

3.11    Governmental Authorizations. The Acquired Companies hold, to the extent required by applicable Legal Requirements, all material Governmental Authorizations that are required for the operation of the business of the Acquired Companies as currently conducted. The Acquired Companies comply with the terms of all Governmental Authorizations, and no suspension or cancellation of any of the Governmental Authorizations is pending or, to the knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not have a Material Adverse Effect.

3.12    Certain Business Practices. To the knowledge of the Company, since January 1, 2017, no Acquired Company and no director, officer, employee or agent of any Acquired Company (in each case, acting on behalf or at the direction of any Acquired Company) has (a) used any funds for unlawful contributions, gifts or entertainment, or for other unlawful expenses, related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (c) otherwise violated any provision of the Bribery Legislation or any other Legal Requirements concerning corrupt payments applicable to the Acquired Companies. Since January 1, 2017, no Acquired Company has, in connection with or relating to the business of any Acquired Company, received written notice from or made a voluntary disclosure to any Governmental Entity regarding any actual or potential violation of Bribery Legislation, or, to the knowledge of the Company, has been under administrative, civil, or criminal investigation, indictment, or audit (other than a routine contractual audit) concerning any actual or potential violation of Bribery Legislation. For purposes of this Agreement, “Bribery Legislation” shall mean all and any of the following: the Foreign Corrupt Practices Act of 1977, as amended; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any applicable anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which the Company or any of its Subsidiaries operates.

3.13    Tax Matters.

(a)    (i) all Tax Returns required to be filed by the Acquired Companies with any Governmental Entity (the “Company Returns”) prior to the Acceptance Time (taking into account any applicable extensions to file such Tax Returns) (A) have been filed on or before the applicable due date; (B) have been prepared in compliance with applicable Tax laws and regulations (C) and are accurate and complete in all material respects; (ii) all Taxes required to be paid by the Acquired Companies (whether or not shown due on any Company Returns) have been timely and properly paid; and (iii) no Acquired Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(b)    the Acquired Companies have withheld or collected and reported and paid over to the appropriate Governmental Entity, all Taxes required to have been withheld or collected, reported and paid in connection with any amounts paid or owing to any employee, independent contractor, customer, creditor, stockholder or other third party;

(c)    each Acquired Company has properly collected all sales Taxes required to be collected in the time and manner required by any applicable law and remitted all such sales Taxes and applicable use Taxes to the applicable Governmental Entity in the time and in the manner required by any applicable law;

(d)    (i) the Most Recent Balance Sheet adequately accrues the Liabilities of the Acquired Companies for income taxes with respect to all periods through the date thereof in accordance with GAAP; and (ii) the Company will establish, in the ordinary course of business, appropriate reserves for the payment of Taxes due and payable by the Acquired Companies for the period from the date of the Most Recent Balance Sheet through the Acceptance Time;

(e)    (i) no extension or waiver of the limitation period applicable to any Company Return is in effect and no request for such extension or waiver is currently pending, (ii) as of the date of this Agreement, no audit, suit, claim, examination, investigation or other administrative or judicial proceeding is ongoing or pending (or, to the knowledge of the Company, being overtly threatened) by any Governmental Entity against any Acquired Company in respect of any Tax, (iii) there are no unsatisfied liabilities for Taxes with respect to any notice of deficiency or similar document received by an Acquired Company with respect to any Tax, and (iv) no liens for Taxes (other than Permitted Encumbrances) upon any of the assets of the Acquired Companies;

(f)    no Acquired Company has been a member of any combined, consolidated or unitary group for which it is or will be liable for Taxes under principles of Section 1.1502-6 of the Treasury Regulations, except for any such group of which the Company is the common parent for U.S. federal income tax purposes;

(g)    there is no Company Plan or other agreement between any Acquired Company and any current or former employee, officer, director or independent contractor of such Acquired Company that will give rise to any payment that would not be deductible for U.S. federal income tax purposes pursuant to Section 280G of the Code;

(h)    no Acquired Company will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) the application of Section 965 of the Code (and no amounts will be required to be paid by any Acquired Company pursuant to Section 965(h) of the Code), (iv) a prepaid amount exceeding, in the aggregate for all Acquired Companies combined, $500,000 received, or paid, prior to the Closing Date, (v) deferred gains exceeding, in the aggregate for all Acquired Companies combined, $500,000 arising prior to the Closing Date, (vi) an election pursuant to Section 108(i) of the Code made on or prior to the Closing Date, or (vii) any intercompany transaction consummated on or prior to the Closing Date or excess loss account existing on or prior to the Closing Date, in either case described in Treasury Regulations issued under Section 1502 of the Code (or any analogous, comparable or similar provision of state, local or non-U.S. law);

(i)    no Acquired Company is a party to any indemnity agreement, gross-up agreement, sharing agreement or allocation agreement relating to Taxes, other than (i) commercially reasonable agreements providing for the allocation or payment of real property taxes attributable to real property leased or occupied by any of the Acquired Companies, (ii) commercially reasonable agreements for the allocation or payment of personal property taxes, sales or use taxes or value added taxes with respect to personal property leased, used, owned or sold in the ordinary course of business, (iii) provisions of employment agreements compensating employees for any increase in taxation of such employee’s income resulting from the performance of work for an Acquired Company outside of such employee’s country of residence, and (iv) other commercial agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes;

(j)    no Acquired Company has participated in any “reportable transaction,” as defined under Treasury Regulations Section 1.6011-4(b)(1);

(k)    no Acquired Company has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code;

(l)    all related party transactions between any of the Acquired Companies have been, in all material respects, on an arms’ length basis in accordance with Section 482 of the Code, or any state or foreign law equivalent, and is supported by contemporaneous transfer pricing documentation; and

(m)    for U.S. federal income tax purposes, each Acquired Company is classified as an association taxable as a corporation, a partnership or a disregarded entity as set forth on Part 3.13(m) of the Disclosure Schedule.

3.14    Employee Benefit Plans.

(a)    Set forth on Part 3.14(a) of the Disclosure Letter is a true, complete and correct list of all material Company Plans.

(b)    With respect to each material Company Plan, the Company has made available to Parent or Parent’s representatives copies of (i) each writing constituting a part of such plan, including all plan documents and material employee communications; (ii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under applicable Legal Requirements in connection with each such plan; (iii) the most recent summary plan description, if any (whether or not required to be furnished under ERISA or any similar Legal Requirement) with respect to such plan; (iv) each trust, insurance, annuity or other funding agreement related to such plan; and (v) the most recent determination letter from the IRS, if any, with respect to such plan.

(c)    Each Company Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”) has received a favorable determination letter (or opinion letter, if applicable) from the U.S. Internal Revenue Service stating that such Qualified Plan is so qualified and, to the knowledge of the Company, there are no existing circumstances, and no events have occurred, that would reasonably be expected to adversely affect the qualified status of any such Qualified Plan or its related trust. With respect to each Company Plan, the Acquired Companies have complied, and are now in compliance in all material respects with all Legal Requirements. Each Company Plan has been administered in all material respects in accordance with its terms. There is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Company Plan or the imposition of any lien on the assets of the Acquired Companies under ERISA or the Code.

(d)    Neither the Acquired Companies nor any of their respective ERISA Affiliates has maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to), and no Company Plan is, (i) an employee benefit plan subject to Section 412 of the Code or Section 302 or Title IV of ERISA or (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA).

(e)    All contributions required to be made to any Company Plan by Legal Requirement or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Plan, for any period through the date hereof have been timely made or paid in full in all material respects or, to the extent not required to be made or paid on or before the date hereof, are reflected, in all material respects, on the financial statements of the Company. Each Company Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or (ii) is unfunded.

(f)    None of the Acquired Companies has any Liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to the Acquired Companies.

(g)    There are no pending or, to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits, arbitrations or other Legal Proceedings that have been asserted or instituted, and, to Company’s knowledge, no set of circumstances exists that may reasonably give rise to a claim or lawsuit, against the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans which could reasonably be expected to result in any material liability of an Acquired Company to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor, any Company Plan, any participant in a Company Plan, or any other party.

(h)    None of the execution and delivery of this Agreement, the purchase of Company Shares pursuant to the Offer or the consummation of the Merger will (either alone or in conjunction with any other event) (i) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Acquired Companies, or (ii) result in any limitation on the right of the Acquired Companies to amend, merge, terminate or receive a reversion of assets from any Company Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Acquired Companies in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(i)    Each Company Plan subject to the Legal Requirements of any jurisdiction outside of the United States (i) has been established and maintained in accordance with all applicable Legal Requirements, (ii) if the Company Plan is intended to qualify for special tax treatment meets all requirements for such treatment, and (iii) if the Company Plan is intended to be funded and/or book-reserved is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and applicable Legal Requirements.

3.15    Labor Matters.

(a)    Part 3.15(a) of the Disclosure Schedule sets forth a true, complete and correct list, of each collective bargaining agreement, labor union contract, trade union agreement or foreign works council contract to which any Acquired Company is a party to or bound by (each, a “Collective Bargaining Agreement”). No labor organization or group of employees of any Acquired Company has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of the Company, threatened, to be brought or filed, with the National Labor Relations Board, any other labor relations tribunal or authority or Governmental Entity. To the knowledge of the Company, (i) there has not been any material strike, slowdown, work stoppage, lockout, arbitrations, grievances, job action, picketing, labor dispute, union organizing activity or any threat thereof, or any similar activity or dispute, affecting any Acquired Company or any of its employees and (ii) no Person has threatened to commence, any such material strike, slowdown, work stoppage, lockout, arbitrations, grievances, job action, picketing, labor dispute or union organizing activity or any similar activity or dispute.

(b)    Each of the Acquired Companies is in compliance, in all material respects, with all Legal Requirements and the terms of any Collective Bargaining Agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, including all Legal Requirements relating to terms and conditions of employment, health and safety, wage and hours, employee and worker classification, child labor, immigration, employment discrimination and harassment, disability rights or benefits, equal opportunity, plant closures and layoffs, workers’ compensation, labor relations, affirmative action, employee leave issues and unemployment insurance. There are no pending or, to the knowledge of the Company, threatened claims, lawsuits, arbitrations or other Legal Proceedings involving the Acquired Companies relating to an alleged violation of any Legal Requirement pertaining to labor relations, employment or employment practices, including, without limitation, unfair labor practice charges.

(c)    Each individual who has rendered services to an Acquired Company who is or was classified by an Acquired Company since January 1, 2018 as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under any Company Plans) is properly so characterized.

(d)    Each Company Plan and any award thereunder, in each case, that constitutes nonqualified deferred compensation subject to Section 409A of the Code, has been established and operated, in compliance in all material respects, with Section 409A of the Code.

(e)    To the knowledge of the Company, no employee of any of the Acquired Companies at the level of Vice President or above is in any material respect in violation of any Contract with a former employer of such employee relating to (i) the right of any such employee to be employed by the Acquired Companies or (ii) the knowledge or use of trade secrets or proprietary information.

(f)    To the knowledge of the Company, since January 1, 2018, no allegations of sexual harassment have been made against any Person in such Person’s capacity as an employee of the Acquired Companies at a level of Vice President or above.

3.16    Environmental Matters. To the knowledge of the Company, the Acquired Companies are in compliance with all applicable Environmental Laws, except where the failure to be in such compliance would not have a Material Adverse Effect. From January 1, 2018 through the date of this Agreement, no Acquired Company has received any written notice from a Governmental Entity that alleges that such Acquired Company is materially violating any Environmental Law, which notice remains outstanding or unresolved as of the date of this Agreement. Since January 1, 2018 through the date of this Agreement, (a) no Acquired Company has received any written notice from any Person regarding any actual or alleged unresolved liability arising under Environmental Law and (b) no Legal Proceeding is pending or, to the knowledge of the Company, has been threatened, alleging noncompliance with or liability arising under Environmental Law. Since January 1, 2018, to the knowledge of the Company, there has been no material release of any Hazardous Materials by any Acquired Company at or from any facilities owned or leased by any Acquired Company or at any other locations where any hazardous materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by any Acquired Company and, in each case, for which any Acquired Company has any material Liability. Since January 1, 2018, no Acquired Company has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released or exposed any person to any Hazardous Materials or owned or operated any property or facility contaminated by any Hazardous Materials, in each case, as would reasonably be expected to result in any Acquired Company incurring material Liability under any Environmental Law. For purposes of this Section 3.16, (a) ”Environmental Law” means any Legal Requirement relating to pollution or protection of the environment, including any such Legal Requirement regulating emissions, discharges or releases of pollutants, contaminants, wastes and toxic substances, and (b) ”Hazardous Materials” means any substances, materials or wastes for which liability or standards of conduct are imposed by and which are defined, classified or otherwise characterized as “hazardous” or “toxic” or as a “pollutant” or “contaminant” or words of similar meaning or regulatory intent under any Environmental Law, including oil, petroleum, petroleum-derived substances, radiation and radioactive materials, noise, odors, mold and microbial matter, polychlorinated biphenyls, radon, urea formaldehyde, perfluoroalkyl and polyfluoroalkyl substances, and asbestos or any materials containing asbestos.

3.17    Insurance. Part 3.17 of the Disclosure Schedule sets forth a true and complete list of all of the material insurance policies, surety and fidelity bonds that provide coverage for or are maintained by, at the expense of, or for the benefit of the Acquired Companies (collectively, the “Insurance Policies”), including, for each Insurance Policy, the type of policy, the policy number, name of the insurer, policy period, deductible or retention and policy limits. The Company has made available to Parent true and accurate copies of the Insurance Policies. Each of the Insurance Policies is in full force and effect (or has been renewed in the ordinary course of business), the limits of the Insurance Policies have not been materially eroded and the aggregate limits have not been exhausted, all premiums due to date thereunder have been paid in full, and no Acquired Company is in material default with respect to its obligations under any of the Insurance Policies. From January 1, 2018 through the date of this Agreement, no Acquired Company has received any written communication notifying such Acquired Company of any (a) premature cancellation or invalidation of any Insurance Policy (except with respect to policies that have been replaced with similar policies), (b) refusal of any coverage or rejection of any material claim under any Insurance Policy or (c) material adjustment in the amount of the premiums payable with respect to any Insurance Policy held by such Acquired Company. The Acquired Companies have properly reported, in accordance with the terms and conditions of the Insurance Policies, any claims for which coverage is available under the Insurance Policies, and, as of the date of this Agreement, there is no pending material claim by an Acquired Company against any insurance carrier under any of the Insurance Policies.]

3.18    Authority; Binding Nature of Agreement. The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The Company Board has; (a) determined that the Offer is fair to, and in the best interests of, the Company’s stockholders; (b) authorized and approved the execution, delivery and performance of this Agreement by the Company; (c) declared that this Agreement is advisable; (d) resolved to make the Company Board Recommendation; and (e) elected to enter into this Agreement and consummate the transactions contemplated hereby pursuant to Section 251(h) of DGCL. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement other than, with respect to the Merger, the tendering of Company Shares representing such percentage of Company Shares that, absent Section 251(h) of the DGCL, would be required to adopt this Agreement and the filing of the appropriate merger documents as required by the DGCL. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of Parent and Acquisition Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.19    No Vote Required. Assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of Parent’s and Acquisition Sub’s representations and warranties set forth in Section 4.5, no stockholder votes or consents are needed to authorize this Agreement or to consummate the transactions contemplated hereby.

3.20    Non-Contravention; Consents. The execution and delivery of this Agreement by the Company, the acquisition of Company Shares by Acquisition Sub pursuant to the Offer, the consummation by the Company of the Merger and the other transactions contemplated hereby will not: (a) conflict with or cause a violation by any Acquired Company of any of the provisions of the Organizational Documents of any Acquired Company; (b) conflict with or cause a violation of any Legal Requirement applicable to the respective businesses, properties or assets of the Acquired Companies, except, with respect to this clause (b), where any such conflicts or violations would not have, individually or in the aggregate, a Material Adverse Effect; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Encumbrance) upon any of the respective properties or assets of any Acquired Company pursuant to any Material Contract or any material Governmental Authorization, except, with respect to this clause (c), any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation of Liens that, individually or in the aggregate, would not have, individually or in the aggregate, a Material Adverse Effect. Except as may be required by the Exchange Act, the DGCL, the listing requirements of the New York Stock Exchange, the HSR Act or other applicable Antitrust Laws, the Company is not required to make any filing with or to obtain any consent from any Person at or prior to the Acceptance Time in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the Merger or the other transactions contemplated hereby, except where the failure to make any such filing or obtain any such consent would not have a Material Adverse Effect.

3.21    Section 203 of the DGCL. Assuming the accuracy of Parent’s and Acquisition Sub’s representations and warranties set forth in Section 4.5, (a) the Company Board has taken or will take all action necessary to render Section 203 of the DGCL inapplicable to the Offer, the Merger and this Agreement, and (b) to the knowledge of the Company, no other “control share acquisition,” “fair price,” “moratorium,” “business combination”, “supermajority”, “affiliate transactions” or other anti-takeover law (a “Takeover Statute”) is applicable to this Agreement or the transactions contemplated hereby.

3.22    Opinion of Financial Advisor. On or prior to the date of this Agreement, the Company Board has received the opinion of Goldman Sachs & Co. LLC (the “Financial Advisor”), dated as of August 29, 2020, to the effect that (subject to various qualifications and assumptions) the Per Share Amount was fair, from a financial point of view, to the holders of Company Shares (other than as set forth in such opinion) as of August 29, 2020, other than Parent and its affiliates (the “Fairness Opinion”).

3.23    Brokers. No broker, finder or investment banker (other than Goldman Sachs & Co. LLC) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Offer or the Merger based upon arrangements made by or on behalf of the Company.

3.24    Schedule 14D-9. The Schedule 14D-9 will comply as to form in all material respects with the requirements of the Exchange Act. The Schedule 14D-9 will not, at the time the Schedule 14D-9 is filed with the SEC, at any time the Schedule 14D-9 is amended or supplemented, or at the time the Schedule 14D-9 is first published, sent or given to the Company’s stockholders, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to any information supplied by Parent or Acquisition Sub for inclusion in the Schedule 14D-9.

3.25    Information in Offer Documents. None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the Offer Documents will, at the time the Offer Documents are filed with the SEC, at any time any Offer Document is amended or supplemented, or at the time the Offer Documents first published, sent or given to the Company’s stockholders, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

3.26    Affiliate Arrangements. Since January 1, 2018, there have been no transactions, or series of related transactions or Contracts, nor are there any currently proposed transactions, or series of related transactions or Contracts, in each case, between any Acquired Company, on the one hand, and any director, officer or other Affiliate of any Acquired Company, or any entity in which any such Person has a direct or indirect material interest, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated under the Securities Act (each, an “Affiliate Arrangement”) that have not been disclosed in the Company SEC Documents.

3.27    Material Customers; Material Vendors.

(a)    Part 3.27(a) of the Disclosure Schedule sets forth a true, correct and complete list of the 10 largest customers (each, a “Material Customer”) of the Acquired Companies, taken as a whole, based on aggregate gross bookings from such customers during the 12 months ended June 30, 2020 showing the aggregate gross bookings from each such Material Customer during each such period. Except as would not, individually or in the aggregate, be material to the Acquired Companies (taken as a whole), during the past 12 months prior to the date hereof, no Acquired Company has been, or is currently, engaged in any Legal Proceeding with any Material Customer. Except as would not, individually or in the aggregate, be material to the Acquired Companies (taken as a whole), no Acquired Company has received any written notice from any Material Customer expressly stating any intention or threat to terminate or materially reduce purchases from the Acquired Companies.

(b)    Part 3.27(b) of the Disclosure Schedule sets forth a true, correct and complete list of the Material Vendors. Except as would not, individually or in the aggregate, be material to the Acquired Companies (taken as a whole), during the past 12 months prior to the date hereof, no Acquired Company has been, or is currently, engaged in any Legal Proceeding with any Material Vendor. Except as would not, individually or in the aggregate, be material to the Acquired Companies (taken as a whole), no Acquired Company has received any written notice from any Material Vendor expressly stating any intention or threat to terminate or materially reduce its provision of goods or services to the Acquired Companies.

3.28    Accounts Payable; Accounts Receivable.

(a)    All accounts receivable of the Acquired Companies were acquired or arose from sales actually made or services actually performed in the ordinary course of business that represent bona fide transactions and valid claims, are not subject to any setoff, counterclaim or Legal Proceeding and are enforceable in accordance with their terms, except to the extent of any specific reserves against such accounts receivable are reflected on the Company SEC Documents.

(b)    All accounts payable of the Acquired Companies arose in bona fide, arm’s-length transactions in the ordinary course of business, and no account payable of the Acquired Companies is delinquent more than 30 days in its payment.

3.29    No Other Parent or Acquisition Sub Representations or Warranties. The Company acknowledges and agrees that, except for the representations and warranties contained in Section 4 and those representations and warranties contained in the Equity Commitment Letter, none of the Parent, Acquisition Sub or any of their respective Affiliates or Representatives makes or has made any representation or warranty, either express or implied, concerning the Parent, Acquisition Sub or the transactions contemplated hereby or thereby.

SECTION 4    REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company that:

4.1    Due Organization and Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.2    Legal Proceedings; Orders.

(a)    As of the date of this Agreement, there is no Legal Proceeding pending (or, to the knowledge of Parent, being overtly threatened) against Parent or Acquisition Sub that would have a material adverse effect on Parent’s or Acquisition Sub’s ability to perform any of its obligations under, or to consummate any of the transactions contemplated by, this Agreement.

(b)    None of Parent, Acquisition Sub or any of their respective directors, officers, or employees (in each case, in their capacities as such) is subject to any outstanding Order unrelated to this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Acquisition Sub’s ability to perform any of its obligations under, or to consummate any of the transactions contemplated by, this Agreement.

(c)    As of the date of this Agreement, to the knowledge of the Parent, no Investigation by any Governmental Entity with respect to Parent, Acquisition Sub or, to the knowledge of the Company, any of their respective directors, officers, or employees (in each case, in their capacities as such) is pending or has been threatened in writing, other than any Investigation that has not had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Acquisition Sub’s ability to perform any of its obligations under, or to consummate any of the transactions contemplated by, this Agreement.

4.3    Authority; Binding Nature of Agreement.

(a)    Parent has the requisite power and authority to enter into and to perform its obligations under this Agreement. The board of directors of Parent has (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, Parent and (ii) authorized and approved the execution, delivery and performance of this Agreement by Parent. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of Parent, and no other proceedings on the part of Parent are necessary to authorize this Agreement. The execution and delivery of each other agreement referred to herein to which Parent is a party by Parent and the consummation by Parent of the transactions contemplated thereby have been (or will be when such agreement is executed and delivered) duly authorized by all necessary action on the part of Parent, and no other proceedings on the part of Parent are necessary to authorize this Agreement. This Agreement has been duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions. Each other agreement referred to herein to which Parent is a party has been (or will be when such agreement is executed and delivered) duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of such agreement by the other parties thereto, constitutes (or will constitute when such agreement is executed and delivered) the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

(b)    Acquisition Sub is a newly formed, wholly owned Subsidiary of Parent and has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The board of directors of Acquisition Sub has (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, Acquisition Sub and its stockholder, (ii) declared that this Agreement is advisable and (iii) authorized and approved the execution, delivery and performance of this Agreement by Acquisition Sub. The execution and delivery of this Agreement by Acquisition Sub and the consummation by

Acquisition Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Acquisition Sub, and no other corporate proceedings on the part of Acquisition Sub are necessary to authorize this Agreement other than, with respect to the Merger, the filing and recordation of the appropriate merger documents as required by the DGCL. The execution and delivery of each other agreement referred to herein to which Acquisition Sub is a party by Acquisition Sub and the consummation by Acquisition Sub of the transactions contemplated thereby have been (or will be when such agreement is executed and delivered) duly authorized by all necessary action on the part of Acquisition Sub, and no other proceedings on the part of Acquisition Sub are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by Acquisition Sub and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Acquisition Sub, enforceable against Acquisition Sub in accordance with its terms, subject to the Enforceability Exceptions. Each other agreement referred to herein to which Acquisition Sub is a party has been (or will be when such agreement is executed and delivered) duly executed and delivered on behalf of Acquisition Sub and, assuming the due authorization, execution and delivery of such agreement by the other parties thereto, constitutes (or will constitute when such agreement is executed and delivered) the valid and binding obligation of Acquisition Sub, enforceable against Acquisition Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.4    Non-Contravention; Consents. The execution and delivery of this Agreement by Parent and Acquisition Sub, and the consummation of the transactions contemplated by this Agreement, will not (a) conflict with or cause a violation of any of the provisions of the Organizational Documents of Parent or Acquisition Sub; (b) conflict with or cause a violation by Parent or Acquisition Sub of any Legal Requirement applicable to Parent or Acquisition Sub, except, with respect to this clause (b), for conflicts or violations that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Acquisition Sub’s ability to perform any of its obligations under, or to consummate any of the transactions contemplated by, this Agreement; or (c) cause a default on the part of Parent or Acquisition Sub under any material contract to which Parent or Acquisition Sub is a party, except, with respect to this clause (c), for defaults that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Acquisition Sub’s ability to perform any of its obligations under, or to consummate any of the transactions contemplated by, this Agreement. Except as may be required by the Exchange Act, the DGCL, the HSR Act or other applicable Antitrust Laws, neither Parent or Acquisition Sub nor any of Parent’s other Affiliates is required to make any filing with or to obtain any consent from any Person at or prior to the Effective Time in connection with the execution and delivery of this Agreement by Parent or Acquisition Sub or the consummation by Parent or Acquisition Sub of any of the transactions contemplated by this Agreement, except where the failure to make any such filing or obtain any such consent would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Acquisition Sub’s ability to perform any of its obligations under, or to consummate any of the transactions contemplated by, this Agreement,. No vote of Parent’s stockholder is necessary to adopt this Agreement or to approve any of the transactions contemplated by this Agreement.

4.5    Not an Interested Stockholder. Neither Parent nor any of its “affiliates” or “associates” is, or has been within the last three years, an “interested stockholder” (in each case as such terms are defined in Section 203 of the DGCL) of the Company. Without limiting the generality of the foregoing, neither Parent nor Acquisition Sub has taken, or has authorized or permitted any of their respective Representatives to take, any action that would cause either Parent or Acquisition Sub to be deemed an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company. Neither Parent nor any of Parent’s Affiliates, directly or indirectly, owns or holds, and since December 31, 2016, neither Parent nor any of Parent’s Affiliates has owned or held, beneficially or otherwise, any Company Shares or any securities, rights or obligations convertible into or exercisable or exchangeable for Company Shares. Parent has disclosed to the Company all Contracts, agreements or understandings, if any, between or among Parent, Acquisition Sub or any other Affiliate of Parent, on the one hand, and any member of the Company Board or any officer, employee or stockholder of the Company or any of its Subsidiaries, on the other hand, that relate to the transactions contemplated hereby or the operations of the Surviving Corporation after the Effective Time.

4.6    Financing.

(a)    On or prior to the date hereof, Parent has delivered to the Company accurate and complete copies of (i) fully executed Existing Credit Agreements, (ii) a fully executed debt commitment letter (together with all annexes, schedules and exhibits thereto and any fee letters or engagement letters related thereto, the “Debt Financing Commitment Letter”) from the lenders party thereto pursuant to which, and upon the terms and subject to the conditions therein, the lenders party thereto have committed to provide Parent and Acquisition Sub with debt financing in the amounts set forth therein for purposes of financing the transactions contemplated by this Agreement, paying related fees and expenses and refinancing certain outstanding indebtedness of the Company (such debt financing, and any commitments to provide the Second Lien Giveaway (as defined in the Debt Financing Commitment Letter), the “Debt Financing”); provided, however, that, solely in the case of any fee letter or engagement letter related to the Debt Financing, accurate and complete copies have been delivered to the Company with only the fee amounts, pricing caps, pricing terms and certain economic terms of “market flex” redacted; provided further, however, that none of the redacted terms referred to in the preceding proviso could reasonably be expected to adversely affect the conditionality, availability or aggregate principal amount of the Debt Financing or could otherwise expand or amend or modify in any manner adverse to Parent, Acquisition Sub, the Company or any holders of Company Shares any of the conditions or other contingencies relating to the receipt or funding of the Debt Financing in any respect (whether by making any of such conditions or other contingencies less likely to be satisfied on a timely basis or otherwise); and (iii) a fully executed equity commitment letter (together with all annexes, schedules and exhibits thereto and any fee letters or engagement letters related thereto, the “Equity Financing Commitment Letter”, and together with the Debt Financing Commitment Letters, the “Commitment Letters”) from The Veritas Capital Fund VI, L.P. (“Sponsor”) pursuant to which, and upon the terms and subject to the conditions therein, Sponsor has committed to invest, directly or indirectly, in Parent the cash amount set forth therein (the equity financing, the “Equity Financing”, and together with the Debt Financing, the “Financing”). Concurrently with the execution of this Agreement, Sponsor has duly executed and delivered to the Company the Limited Guaranty by Sponsor, dated as of the date of this Agreement, in favor of the Company (the “Limited Guaranty”). As of the date hereof, the Limited Guaranty (A) is in full force and effect and (B) is a legal, valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with its terms, subject to the

Enforceability Exceptions. As of the date hereof, (1) there is no default under the Limited Guaranty by Sponsor and (2) no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Sponsor.

(b)    The Commitment Letters, in the forms provided to the Company by Parent on or prior to the date hereof, are in full force and effect and are legal, valid, binding and enforceable obligations of Parent, Acquisition Sub and Sponsor, as applicable, and to the knowledge of Parent, the other parties thereto, subject to the Enforceability Exceptions. As of the date hereof, no Commitment Letter has been withdrawn, terminated, repudiated, rescinded, amended or modified, in any respect, and no withdrawal, termination, repudiation, rescission, amendment or modification of any Commitment Letter is contemplated (other than any customary modification or amendment solely to join additional lenders to the Debt Financing Commitment Letter as contemplated thereunder, which joinders, individually and in the aggregate, could not reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated hereby and the entering into any Second Lien Giveaway (as defined in the Debt Financing Commitment Letter)).

(c)    As of the date hereof, (i) none of Parent, Acquisition Sub or Sponsor, as applicable, or, to the knowledge of Parent, any other party thereto has committed any breach of any of its covenants or other obligations set forth in, or is in default under, any of the Commitment Letters, and (ii) to the knowledge of Parent, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, (A) could reasonably be expected to constitute or result in a breach or default on the part of any Person under any of the Commitment Letters, or (B) could reasonably be expected to constitute or result in a failure to satisfy a condition precedent or other contingency set forth in any of the Commitment Letters. Parent and Acquisition Sub have fully paid any commitment fees or other fees payable on or prior to the date of this Agreement in connection with the Commitment Letters. As of the date hereof, neither Parent nor Acquisition Sub has received any notice or other communication from any other party to any of the Commitment Letters with respect to (1) any actual or potential breach or default on the part of Parent, Acquisition Sub or any other party to any of the Commitment Letters or (2) assuming each of the conditions set forth in Annex I have been met, any actual or potential failure to satisfy any condition precedent or other contingency set forth in any of the Commitment Letters. Assuming the Financing is funded in accordance with the Commitment Letters and each of the conditions set forth in Annex I have been met, as of the date hereof, Parent and Acquisition Sub (both before and after giving effect to any “market flex” provisions contained in the Commitment Letters) have no reason to believe they will not be able to satisfy on a timely basis each term and condition relating to the closing or funding of the Financing. To the knowledge of Parent, as of the date hereof (I) no fact, occurrence, circumstance or condition that could reasonably be expected to (x) cause any of the Commitment Letters to terminate, to be withdrawn, modified, repudiated or rescinded or to be or become ineffective, (y) cause any of the terms or conditions relating to the closing or funding of any portion of the Financing not to be met or complied with or (z) otherwise cause the full amount of the funds contemplated to be available under the Commitment Letters to not be available to Parent and Acquisition Sub on a timely basis; and (II) there exists no potential impediment to the funding of any of the payment obligations of Parent or Acquisition Sub under this Agreement.

(d)    There are no, and there will not be any, conditions precedent or other contingencies relating to the obligation of any party to any of the Commitment Letters to fund the full amount (or any portion) of the Financing, including any condition or other contingency relating to the availability of any “market flex” provisions, other than as expressly set forth in the Commitment Letters as in effect on the date hereof. There are no side letters and (except for the Commitment Letters) there are no Contracts, arrangements or understandings, whether written or oral, with any Person relating to the Debt Financing under which Parent or Acquisition Sub has or may become subject to any obligation or that may otherwise affect the availability of the Financing or any portion thereof.

(e)    The Financing, when funded in accordance with the Commitment Letters, will provide Parent and Acquisition Sub with funds at the Offer Closing sufficient to (i) pay all amounts required to be paid by Parent and Acquisition Sub under or in connection with this Agreement that are required to be paid at or prior to Closing, (ii) pay any and all fees and expenses of or payable by Parent, Acquisition Sub or the Surviving Corporation with respect to the transactions contemplated by this Agreement, including the Merger and the Financing, in each case, that are payable at or prior to Closing, (iii) pay for any refinancing of any outstanding indebtedness of any Acquired Company contemplated by this Agreement or any of the Commitment Letters that is payable at or prior to Closing, and (iv) satisfy all of the other payment obligations of Parent, Acquisition Sub and the Surviving Corporation contemplated hereunder, in each case, that are payable at or prior to Closing.

(f)    Parent and Acquisition Sub acknowledge and agree that, notwithstanding anything to the contrary contained in this Agreement, there is no financing condition or contingency relating to the obligation of Parent and Acquisition Sub to consummate the Merger.

(g)    The Debt Financing as provided for under the Debt Financing Commitment Letter is permitted to be incurred under the Existing Credit Agreements.

4.7    Solvency. Neither Parent nor Acquisition Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent or Acquisition Sub. After giving effect to all of the transactions contemplated by this Agreement, including (a) the Financing (both before and after giving full effect to any “market flex” provisions contained in the Commitment Letters), (b) the payment of the Per Share Amount for each of the outstanding Company Shares, (c) any repayment or refinancing of debt contemplated by the Commitment Letters, and (d) the payment of all other amounts required to be paid at Closing (including the payment of all related fees and expenses), Parent and its Subsidiaries (including the Acquired Companies), taken as a whole, will be Solvent. For purposes of this Section 4.7, the term “Solvent”, when used with respect to any Person(s), means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person(s) will, as of such date, exceed the sum of (A) the total amount of all liabilities of such Person(s), including contingent and other liabilities, as of such date, and (B) the amount that will be required to pay the probable liabilities of such Person(s) on its existing debts, including contingent liabilities, as such debts become absolute and matured; (ii) such Person(s) will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged; and (iii) such Person(s) will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the preceding sentence, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person(s) will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

4.8    Operations of Acquisition Sub. Acquisition Sub (a) has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and the other agreements contained herein, (b) as of the date hereof has never engaged in any business activities and (c) has never incurred any Liabilities or obligations, in each case, except (i) as provided in or contemplated by this Agreement or the other agreements referred to herein, (ii) in connection with the transactions contemplated hereby and thereby and (iii) in connection with the matters ancillary to the foregoing.

4.9    Offer Documents. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act. On the date filed with the SEC, on the date first published, sent or given to the Company’s stockholders and at all other times at or prior to the Acceptance Time, the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Acquisition Sub with respect to any information supplied in writing by the Company specifically for inclusion in the Offer Documents.

4.10    Information in Schedule 14D-9. None of the information supplied or to be supplied by or on behalf of Parent for inclusion in the Schedule 14D-9 will, at the time the Schedule 14D-9 is filed with the SEC, at any time the Schedule 14D-9 is amended or supplemented, or at the time the Schedule 14D-9 is first published, sent or given to the Company’s stockholders, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

4.11    No Other Company Representations or Warranties. Each of Parent and Acquisition Sub represents, warrants, acknowledges and agrees that (a) the Company has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 3, (b) it is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 3, and (c) no employee, agent, advisor or other Representative of the Company has made or is making any representations or warranties whatsoever regarding the subject matter of this Agreement. Without limiting the foregoing, each of Parent and Acquisition Sub represents, warrants, acknowledges and agrees that (i) neither the Company nor any of its Representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or the other Acquired Companies furnished or made available to Parent or Acquisition Sub and its Representatives, except as expressly set forth in this Agreement, and (ii) neither the Company nor any other Person shall be subject to any Liability to Parent or Acquisition Sub or any other Person resulting from the Company’s making available to Parent or Acquisition Sub or Parent’s or Acquisition Sub’s use of such information, or any information, documents or material made available to Parent or Acquisition Sub in any due diligence materials provided to Parent or Acquisition Sub, including in the “data room,” management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement.

4.12    Non-Reliance on Company Forecasts, Projections, Estimates and Forward-Looking Statements. Without limiting Section 4.11, each of Parent and Acquisition Sub represents, warrants, acknowledges and agrees that neither the Company nor any director, officer, employee, agent, advisor or other representative of the Company has made or is making any representation or warranty whatsoever regarding any forecasts, projections, estimates or budgets discussed with, delivered to or made available to Parent or to any of its representatives, or otherwise regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or the future business and operations of the Company.

SECTION 5    COVENANTS

5.1    Interim Operations of the Company. The Company agrees that, during the period from the date of this Agreement through the earlier of the Acceptance Time or the date of termination of this Agreement, except (i) to the extent Parent has consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as set forth in Part 5.1 of the Disclosure Schedule, (iii) as contemplated by the express terms of this Agreement or (iv) as may be required to comply with any Legal Requirement, the Company shall, and shall cause the other Acquired Companies to, conduct their respective businesses in the ordinary course of business and in a manner that does not depart materially from the manner in which such business was being conducted prior to the date of this Agreement, and the Company shall not, and shall cause the other Acquired Companies not to:

(a)    amend its Organizational Documents;

(b)    split, combine, reclassify, adjust, recapitalize, subdivide amend the terms of, redeem, purchase or otherwise acquire any shares of its capital stock or other equity interests or any options, warrants, securities or other rights exercisable for or convertible into any such capital stock or equity securities (except as permitted by, and subject to the terms of, Section 5.1(h));

(c)    declare or pay any dividend (whether payable in cash, stock or property) with respect to any shares of its capital stock or other equity interest (other than dividends by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company);

(d)    form any Subsidiary or acquire any equity interest in any other Entity, other than short-term investments;

(e)    issue any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock, other than Company Shares issuable upon exercise of Company Options or upon the vesting of Company RSUs or Company PSUs;

(f)    sell, pledge, depose of, transfer, lease, license or encumber any material assets of the Company (other than Owned Company IP, which is addressed in Section 5.1(g)), other than (i) sales of inventory in the ordinary course of business, (ii) pursuant to written Contracts or commitments existing as of the date of this Agreement or (iii) as security for any borrowings permitted by Section 5.1(i);

(g)    sell, license (other than in the ordinary course of business) or transfer, or, other than in the ordinary course of business, encumber, impair, abandon, permit to lapse or otherwise dispose of any right, title or interest in or to any Owned Company IP;

(h)    repurchase, redeem or otherwise acquire any Company Shares, except Company Shares repurchased from employees or consultants or former employees or consultants of the Company pursuant to the exercise of repurchase rights or in connection with the withholding of Company Shares to satisfy Tax obligations or to pay the exercise price with respect to Company Options, Company RSUs, Company PSUs or the Company Restricted Shares;

(i)    incur any indebtedness for borrowed money or guarantee any such indebtedness, except for (i) short-term borrowings incurred in the ordinary course of business, (ii) borrowings pursuant to existing credit facilities, or pursuant to any modifications, renewals or replacements of any such credit facilities and (iii) purchase-money financings and capital leases entered into in the ordinary course of business;

(j)    except as required pursuant to the terms of any Company Plan in effect as of the date of this Agreement, (i) adopt, amend, or terminate any Company Plan or any arrangement that would have been a Company Plan had it been entered into prior to this Agreement or take any action to accelerate the vesting or lapsing of restrictions or payment under any Company Plan; (ii) increase the base wage or salary payable to, or any other components of compensation and benefits of, any current or former employee, officer, director or individual independent contractor of the Acquired Companies, other than annual increases in base salary in the ordinary course of business consistent with past practice to employees below the level of Vice President that do not exceed 5% in the aggregate; (iii) grant any retention, severance or termination payments to any current or former employee, officer, director or individual independent contractor of the Acquired Companies; or (iv) hire any Person to be an employee of the Acquired Companies, other than the hiring of employees below the level of Vice President in the ordinary course of business consistent with past practice whose employment may be terminated without the obligation to pay severance (other than any obligation to pay severance under any Company Plan in effect prior to this Agreement) or other Liability;

(k)    other than in the ordinary course of business: (i) amend, modify or terminate (other than termination upon the expiration of the term thereof in accordance with the terms thereof) any Material Contracts or waive, release or assign any material rights, claims or benefits under any Material Contracts, or (ii) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement;

(l)    change any of its methods of accounting or accounting practices in any material respect other than as required or permitted by GAAP;

(m)    (i) make, change or revoke any Tax election, (ii) change any material method of accounting for Tax purposes, (iii) enter into any closing agreement, settle any action in respect of material Taxes or enter into any contractual obligation in respect of material Taxes with any Governmental Entity, (iv) extend or waive the application of any statute of limitations regarding the assessment or collection of any Tax (except with respect to routine extensions in the ordinary course of business) or (v) apply for or pursue any Tax ruling;

(n)    make any capital expenditure that is not contemplated by the capital expenditure budget set forth in Part 5.1(n) of the Disclosure Schedule (a “Non-Budgeted Capital Expenditure”), except that the Company (i) may make any Non-Budgeted Capital Expenditure that does not individually exceed $1,000,000 in amount, and (ii) may make Non-Budgeted Capital Expenditures that, when added to all other Non-Budgeted Capital Expenditures made by the Company since the date of this Agreement, would not exceed $3,400,000 in the aggregate;

(o)    make or offer to make any acquisition of any Person or a business or division of any Person;

(p)    make any loans to, advances or capital contributions to any other Person other than (i) loans, advances or capital contributions solely involving one or more of the Company and the wholly owned Subsidiaries of the Company, or (ii) advances for travel and other out-of-pocket expenses to officers, directors or employees of the Acquired Companies in the ordinary course of business, consistent with past practice;

(q)    engage in any transaction with, or enter into any agreement, arrangement or understanding with any affiliate of the Company or other person covered by Item 404 of Regulation S-K promulgated under the Exchange Act;

(r)    (i) enter into any new material line of business, or (ii) open a new office of the Acquired Companies in any country where no Acquired Company has an office as of the date hereof;

(s)    (i) settle any Legal Proceeding before or threatened to be brought before a Governmental Entity, other than monetary settlements not in excess of $250,000 individually, or $1,000,000 in the aggregate (provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the Acquired Companies, Parent or any of its Subsidiaries) or (ii) waive any material right with respect to any material claim held by the Acquired Companies in respect of any Legal Proceeding brought or threatened in writing to be brought before a Governmental Entity, in each case, other than Legal Proceedings related to the transactions contemplated by this Agreement, which shall instead be governed by Section 5.15;

(t)    terminate, cancel or make any material changes to the structure, limits or terms and conditions of any Insurance Policies, including allowing the Insurance Policies to expire without renewing such Insurance Policies or obtaining comparable replacement coverage; or

(u)    authorize, agree to take or enter into a binding agreement to take any of the actions described in clauses (a) through (t) above.

5.2    No Solicitation.

(a)    Except as permitted by Section 1.3(d)(i) or this Section 5.2, the Company will not, and will cause the other Acquired Companies, the officers and directors of the Acquired Companies and the Company’s financial advisor not to, and will use its reasonable best efforts to cause its other representatives not to:

(i)    solicit, initiate, or knowingly encourage or knowingly facilitate any inquiry, submission or announcement of, any Acquisition Proposal or any proposal that would reasonably be expected to lead to any Acquisition Proposal (including by approving any transaction, or approving any Person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL);

(ii)    furnish any information regarding the Acquired Companies to any Person in response to or in a manner that would reasonably be expected to lead to, or knowingly in connection with, an Acquisition Proposal; or

(iii)    other than informing Persons of the existence of the provisions of this Section 5.2, enter into, participate or engage in or continue to participate or engage in any discussions or negotiations with any Person regarding, with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal; or

(iv)    agree, propose or resolve to take, or take, any of the actions prohibited by clauses (i) through (iii) above.

provided, however, that, notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may engage in any such discussions or negotiations and provide any such information in response to a bona fide written Acquisition Proposal if (A) such bona fide written Acquisition Proposal did not result from a breach of this Section 5.2(a) or Section 5.2(c) (in each case, other than any breach that is immaterial), (B) prior to providing any material non-public information regarding the Company to any third party in response to an Acquisition Proposal, the Company receives from such third party (or there is then in effect with such party) an executed confidentiality agreement that contains nondisclosure provisions that are no less favorable to the Company, in the aggregate, than those contained in the Confidentiality Agreement (it being understood, however, that such confidentiality agreement need not contain any standstill provision), (C) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (D) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Legal Requirements. Prior to or within 48 hours after providing any material non-public information to such third party, the Company shall make such material non-public information available to Parent (to the extent such material non-public information has not been previously made available to Parent or any of Parent’s Representatives).

(b)    If the Company receives an Acquisition Proposal, then the Company shall promptly (and in no event later than 48 hours after receipt of such Acquisition Proposal) notify Parent in writing of such Acquisition Proposal (which notification shall include the identity of the Person making or submitting such Acquisition Proposal and the material terms and conditions thereof), and shall thereafter keep Parent reasonably informed, on a reasonably current basis, as to the status of such Acquisition Proposal.

(c)    The Company shall, and shall cause the other Acquired Companies, the officers and directors of the Acquired Companies and the Company’s financial advisor to, and shall use its reasonable best efforts to cause its other representatives to:

(i)    immediately cease and cause to be terminated any existing solicitation of, or negotiations or discussions with, any Person relating to any Acquisition Proposal;

(ii)    terminate all access granted to any such Person and its Representatives to any physical or electronic dataroom; and

(iii)    within five business days following the date hereof, request that any such Person and its Representatives contemplated in clause (ii) above promptly return to the Company or destroy (subject to any exceptions in any applicable confidentiality agreement) any non-public information concerning the Acquired Companies that was previously furnished or made available to such Person or any of its Representatives by or on behalf of the Company.

(d)    Nothing contained in this Section 5.2 or elsewhere in this Agreement shall prohibit the Company, the Company Board or their Representatives from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided that any such disclosure does not contain an express Change in Recommendation; or (ii) making any other disclosures that the Company Board determines in good faith the failure to make would reasonably likely be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Legal Requirements; provided, however, that the Company Board shall not effect any express Change in Recommendation except in accordance with Section 1.3(d), it being acknowledged and agreed that the foregoing actions, other than as described in clause (i) of this Section 5.2(d) (which shall not, in and of itself, constitute a Change in Recommendation), may constitute a Change in Recommendation if it otherwise satisfies the definition thereof.

5.3    Filings; Other Action.

(a)    Each of the Company, on the one hand, Parent and Acquisition Sub, on the other hand, shall (i) promptly (and in no event later than the date that is 10 business days after the date of this Agreement) make and effect all registrations, filings and submissions required to be made or effected by it pursuant to the HSR Act, the Exchange Act and other applicable Legal Requirements with respect to the Offer and the Merger; (ii) use reasonable best efforts to obtain all consents and approvals required from third parties in connection with the transactions contemplated by this Agreement; and (iii) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by this Agreement; provided, however, that in no event shall the Company be required to pay, prior to the Effective Time, any fee (except for customary fees to Governmental Entities), penalty or other consideration to any Person for any consent or approval required for the consummation of any of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of Parent and Acquisition Sub (A) shall promptly provide all information requested by any Governmental Entity in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement and (B) shall use its best efforts to promptly take, and cause its Affiliates to take, all actions and steps necessary to obtain any clearance or approval required to be obtained from the U.S. Federal Trade Commission, the U.S. Department of Justice, any state attorney general, any foreign competition authority or any other Governmental Entity in connection with the transactions contemplated by this Agreement. If any Legal Proceeding is instituted (or threatened to be instituted) challenging any of the transactions contemplated by this Agreement as violative of any applicable Antitrust Law, Parent and Acquisition Sub shall (1) vigorously contest, resist and defend against any such Legal Proceeding; and (2) use its reasonable best efforts to have vacated, lifted, reversed or overturned any injunction, order, decree, judgment or determination resulting from any such Legal Proceeding.

(b)    Without limiting the generality of anything contained in Section 5.3(a), subject to applicable Legal Requirements, each party hereto shall (to the extent not prohibited by applicable Legal Requirements or any Governmental Entity) (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Entity with respect to the Offer or the Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding; and (iii) promptly inform the other parties of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Offer or the Merger. To the extent not prohibited by applicable Legal Requirements or any Governmental Entity, each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding. In addition, except as may be prohibited by any Governmental Entity or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or Legal Proceeding.

(c)    Immediately following the execution and delivery of this Agreement, Parent, as the sole stockholder of Acquisition Sub, shall adopt this Agreement.

5.4    Access. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 7.1, the Company shall, and shall cause each other Acquired Company to, (a) provide to Parent, Acquisition Sub and their respective Representatives reasonable access during normal business hours in such a manner as not to unreasonably interfere with the operation of any business conducted by the Company or any other Acquired Company, upon prior written notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and the other Acquired Companies and to the books and records of the Acquired Companies; and (b) furnish promptly such information concerning the Acquired Companies’ business, properties and Contracts as Parent or its Representatives may reasonably request; provided, however, that the Company shall not be required to permit any inspection or other access, or to disclose any information, that in the reasonable judgment of the Company would (i) result in the disclosure of any trade secrets of third parties; (ii) violate any obligation of any Acquired Company with respect to confidentiality or privacy; (iii) jeopardize protections afforded any Acquired Company under the attorney-client privilege, the attorney work product doctrine or any other legal privilege held by any Acquired Company; or (iv) violate any Legal Requirement; provided, further, that the Company shall use reasonable efforts to allow for such inspection, access or disclosure in a manner that does not result in the disclosure of trade secrets, violate any such obligation with respect to confidentiality or privacy, jeopardize such protections or violate any Legal Requirement. All information obtained by Parent and its representatives pursuant to this Section 5.4 shall be treated as “Evaluation Material” of the Company for purposes of the Confidentiality Agreement.

5.5    Interim Operations of Acquisition Sub. During the period from the date of this Agreement through the earlier of the Effective Time or the termination of this Agreement, Acquisition Sub shall not engage in any activities of any nature except (a) as provided in or contemplated by this Agreement or the other agreements referred to herein, (b) in connection with the transactions contemplated hereby and thereby and (c) in connection with the matters ancillary to the foregoing.

5.6    Financing Covenants.

(a)    Each of Parent and Acquisition Sub shall, and Parent shall cause Acquisition Sub to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to timely arrange and obtain the proceeds of the Financing on the terms and conditions set forth in the Commitment Letters. Without limiting the generality of the foregoing, each of Parent and Acquisition Sub shall, and Parent shall cause Acquisition Sub to:

(i)    use its reasonable best efforts to maintain in full force and effect the Commitment Letters and the Existing Credit Agreements (or to the extent superseded thereby, any definitive agreements with respect to the Financing (which definitive agreements, whether entered into before or after the date of this Agreement, are referred to collectively in this Agreement as the “Definitive Financing Agreements”)) in accordance with the terms and subject to the conditions set forth therein;

(ii)    as promptly as practicable after the date of this Agreement, use its reasonable best efforts to negotiate, execute and deliver (and cause the other parties to the Commitment Letters to negotiate, execute and deliver) the Definitive Financing Agreements on terms and conditions no less favorable to Parent than the terms and conditions (including “market flex” terms and conditions) contained in the Commitment Letters;

(iii)    without limiting the effect of Section 5.6(b), comply on a timely basis with all covenants and other obligations and use its reasonable best efforts to satisfy on a timely basis all conditions and other contingencies set forth in the Commitment Letters, Existing Credit Agreements and Definitive Financing Agreements;

(iv)    pay in a timely manner any commitment or other fees that are or become payable under any of the Commitment Letters, Existing Credit Agreements or Definitive Financing Agreements on or following the date of this Agreement;

(v)    use its reasonable best efforts to obtain any rating agency approvals necessary to obtain the Financing;

(vi)    if necessary, comply with any “market flex” provisions contained in the Commitment Letters or the Definitive Financing Agreements in the event such “market flex” provisions are exercised in accordance with the terms thereof;

(vii)    diligently enforce its rights under the Commitment Letters, Existing Credit Agreements and Definitive Financing Agreements, and if necessary or appropriate, commence, participate in and diligently pursue Legal Proceedings against or involving any of the Persons that have committed to provide any portion of, or otherwise with respect to, the Financing;

(viii)    use its reasonable best efforts to cause the lenders and other Persons expected to provide Financing to fund the full amount of the Financing; and

(ix)    otherwise use its reasonable best efforts to cause the Financing to be funded in full on or prior to the Offer Closing.

(b)    Without limiting any of its obligations hereunder, Parent shall keep the Company informed on a current basis in reasonable detail with respect to the status of the Financing, including the status of Parent’s and Acquisition Sub’s efforts to comply with their covenants and other obligations under, and satisfy the conditions and other contingencies set forth in, the Commitment Letters, Existing Credit Agreements and Definitive Financing Agreements. Without limiting the foregoing, Parent shall give the Company and the Company’s legal counsel reasonable opportunity to review and comment upon drafts of all commitment letters and Definitive Financing Agreements. Parent shall deliver to the Company accurate and complete copies of the Definitive Financing Agreements promptly after their execution. Without limiting the generality of the foregoing, Parent and Acquisition Sub shall give the Company prompt notice (and in no event later than two business days after obtaining knowledge) of (i) any actual breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) on the part of any party to any Commitment Letter, Existing Credit Agreement or Definitive Financing Agreement, (ii) the receipt by Parent or Acquisition Sub of any notice or other communication from any Person with respect to any actual or potential breach, default or dispute by or involving any party under any Commitment Letter, Existing Credit Agreement or Definitive Financing Agreement, (iii) any actual or purported withdrawal, modification, termination, rescission or repudiation of any Commitment Letter, Existing Credit Agreement or Definitive Financing Agreement, or any provision thereof, (iv) any actual or contemplated dispute or disagreement with any Person expected to provide any portion of the Financing and (v) any other circumstance resulting in Parent no longer believing in good faith that it will be able to obtain, prior to the Offer Closing, all or any portion of the Financing on the terms, in the manner or from the sources contemplated by any of the Commitment Letters or Definitive Financing Agreements. As soon as reasonably practicable, but in any event within two business days after the Company delivers to Parent or Acquisition Sub a written request therefor, Parent and Acquisition Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause “(i),” “(ii),” “(iii),” “(iv)” or “(v)” of the preceding sentence.

(c)    Neither Parent nor Acquisition Sub shall agree to or permit any amendment or modification to be made to, or any waiver of any provision or remedy under, any Commitment Letter, Existing Credit Agreement or Definitive Financing Agreement if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount); (ii) expands the conditions or other contingencies relating to the receipt or funding of the Financing, amends or modifies in a manner adverse to Parent, Acquisition Sub, the Company or any holders of Company Shares any of the conditions or other contingencies relating to the receipt or funding of the Financing (whether by making any of such conditions or other contingencies less likely to be satisfied on a timely basis or otherwise) or imposes new or additional conditions or other contingencies relating to the receipt or funding of the Financing; (iii) could reasonably be expected to (A) prevent or delay the Offer Closing or the date on which the Financing would be obtained or (B) make the timely funding of the Financing less likely to occur; (iv) adversely impacts the ability of Parent or Acquisition Sub to enforce its rights against any of the other parties to the Commitment Letters, Existing Credit Agreements or Definitive Financing Agreements; or (v) is otherwise adverse to the interests of Parent, Acquisition Sub, the Company or any holders of Company Shares in any respect; provided that, for the avoidance of doubt, (1) Parent may amend the Debt Financing Commitment Letter to add lenders, lead arrangers, bookrunners, co-managers, syndication agents or other financing sources who had not executed the Debt Financing Commitment Letter as of the date hereof in connection therewith, amend the economic and other arrangements with respect to the appointment of such existing and additional entities (including in connection with the Second Lien Giveaway), in each case, in accordance with the terms of the Debt Financing Commitment Letter as in effect on the date hereof; and (2) Parent shall promptly furnish to the Company copies of such amendments. Neither Parent nor Acquisition Sub shall agree to or permit the withdrawal, repudiation, termination or rescission of any Commitment Letter, any Existing Credit Agreement or any provision thereof.

(d)    If any portion of the Financing becomes unavailable on the terms and conditions contemplated in any of the Commitment Letters or Definitive Financing Agreements for any reason, or any of the Commitment Letters, Existing Credit Agreements or Definitive Financing Agreements shall be withdrawn, repudiated, terminated or rescinded for any reason, then (without limiting any of their other obligations under Section 5.6(a)(vii) or otherwise) Parent and Acquisition Sub shall use their reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative financing sources, alternative financing in an amount sufficient to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 4.6(e), and on terms and conditions that (i) are not less favorable to Parent, Acquisition Sub or the Company than those set forth in the Commitment Letters, and (ii) provide no less probability of consummating the transactions contemplated by this Agreement in a timely manner than did the terms and conditions of the Commitment Letters at the time they were entered into. In the event any alternative financing is obtained in accordance with this Section 5.6(d) (“Alternative Financing”), references in this Agreement to the Financing shall also be deemed to refer to such Alternative Financing, and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Commitment Letters and the Definitive Financing Agreements shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Parent and Acquisition Sub pursuant to this Section 5.6 shall be applicable thereto to the same extent as Parent’s and Acquisition Sub’s obligations with respect to the Financing.

(e)    Parent shall not, and shall not permit any of its Affiliates to, without the prior written consent of the Company, take or fail to take any action, or enter into or fail to enter into any transaction, including any merger, acquisition, business combination, joint venture, sale, disposition, lease, contract or debt or equity financing, if the taking of or failure to take such action or the entering into or failure to enter into such transaction could reasonably be expected to impair, delay or prevent consummation of the Financing or the funding of any portion thereof.

5.7    Cooperation by the Company.

(a)    During the period prior to the Offer Closing, upon the reasonable request of Parent, the Company shall, and shall cause each of the other Acquired Companies and its and their respective directors, officers and employees to, and shall use commercially reasonable efforts to cause each of its and their respective other Representatives to, use commercially reasonable efforts, at Parent’s sole cost and expense, to cooperate with Parent in connection with the arrangement of the Debt Financing as may be customary and reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing business or operations of any Acquired Company), including using commercially reasonable efforts to do the following, in each case to the extent so requested:

(i)    participate at reasonable times and upon reasonable advance notice in a reasonable number of meetings, drafting sessions, road shows and due diligence sessions and in not more than one session with rating agencies;

(ii)    furnish Parent, Acquisition Sub and the Debt Financing Sources such financial and other pertinent information available to the Company regarding the Acquired Companies as may be reasonably requested by Parent, its Representatives or the Debt Financing Sources to the extent required to consummate the Debt Financing in accordance with the terms of the Debt Financing Commitment Letter as in effect on the date hereof;

(iii)    in each case to the extent required to consummate the Debt Financing in accordance with the terms of the Debt Financing Commitment Letter as in effect on the date hereof, provide reasonable cooperation to Parent and the Debt Financing Sources in Parent’s preparation of (A) customary offering documents, private placement memoranda, confirmations and undertakings in connection with such marketing material, bank information memoranda, prospectuses and similar documents for any portion of the Debt Financing and (B) customary materials reasonably necessary for rating agency presentations;

(iv)    provide reasonable cooperation with the marketing efforts of Parent and the Debt Financing Sources for any portion of the Debt Financing as reasonably requested by Parent;

(v)    furnish documentation and other information promptly, and in any event no later than four business days prior to the Closing Date, reasonably requested by Parent to evidence compliance with Legal Requirements, including (A) as may be required by bank regulatory authorities under applicable “beneficial ownership”, “know-your-customer” and anti-money laundering rules and regulations and (B) OFAC, FCPA and the Investment Company Act, in each case, to the extent that such documentation and information has been reasonably requested by Parent in writing at least 10 business days prior to the Closing Date;

(vi)    the extent required by the Debt Financing Sources, executing and delivering customary authorization letters to the Debt Financing Sources authorizing the distribution of Company information to prospective lenders (including customary 10b-5 and material non-public information representations); provided that any such letter provides that (A) the Acquired Companies and their respective Representatives and Affiliates shall not have any Liabilities of any kind or nature resulting from the use of information contained in any marketing material and (B) the recipient of any such letter of authorization agrees that it shall be entitled to rely only on the representations and warranties contained in the Definitive Financing Agreements; and

(vii)    provide reasonable assistance with Parent’s preparation of the definitive financing documentation, including (i) preparation of, effective only upon the Closing, any credit agreements, guarantees, pledge and security documents, other definitive financing documents or other certificates or documents (including, in each case, any schedules and exhibits thereto), required by the Debt Financing, and (ii) obtaining customary lien releases and other security releases and other termination documents.

All information obtained by Parent and its representatives pursuant to this Section 5.7(a) shall be treated as “Evaluation Material” of the Company for purposes of the Confidentiality Agreement and shall be kept confidential in accordance with the terms of the Confidentiality Agreement, except that the Parent shall be permitted to disclose such information to rating agencies, the Debt

Financing Sources and other lenders or potential lenders in accordance with the terms of the Debt Commitment Letter, subject to customary confidentiality undertakings by such persons regarding such information, which undertakings are, in all material respects, the same as those in the Confidentiality Agreement; provided, that the Parent shall be responsible for any acts or omissions of such persons with respect to such information.

(b)    Notwithstanding anything to the contrary set forth in Section 5.7(a):

(i)    none of the Acquired Companies shall be required to commit to take any action that is not contingent upon the closing or that would be effective prior to the Offer Closing; and

(ii)     (A) none of the Acquired Companies shall be required to take any action that would subject any Acquired Company to actual or potential liability, (B) none of the Acquired Companies shall be required to bear any cost or expense, (C) none of the Acquired Companies shall be required to pay any commitment or other fee or enter into any binding agreement or commitment or make any other payment or incur any other liability or provide or agree to provide any indemnity prior to the Offer Closing and that does not terminate without liability to any Acquired Company upon termination of this Agreement, (D) no director, manager, officer or employee of any Acquired Company shall be required to deliver any certificate or take any other action pursuant to this Section 5.7 to the extent any such action could result in personal liability to such director, manager, officer or employee, (E) no Acquired Company or any of its directors or officers shall be obligated to adopt resolutions or execute consents to approve or authorize the execution of the Debt Financing (or any Alternative Financing) (other than the adoption or execution of any resolutions or consents effective no earlier than the Offer Closing by any persons that shall remain or will become officers or directors of the applicable Acquired Company as of the Offer Closing) or (F) no Acquired Company will be required to take any action that would reasonably be expected, in the reasonable judgment of the Company, to conflict with, or result in any violation or breach of, any applicable Legal Requirement, any Contract or obligations of confidentiality (not created in contemplation hereof) binding on any Acquired Company or adversely impact any attorney-client privilege of any Acquired Company; provided, further, no Acquired Company shall be required to provide or obtain any legal opinion or other opinion of counsel prior to the Offer Closing in connection with the Financing; and provided, further, that no Acquired Company shall be required to cause or permit any Lien to be placed on any of its assets in connection with the Debt Financing prior to the Offer Closing.

(c)    The Company shall not have any Liability to Parent in respect of any pro forma financial statements, other pro forma financial information or data derived by Parent.

(d)    Each Acquired Company hereby consents to the use of its respective logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Acquired Companies or the reputation or goodwill of the Acquired Companies.

(e)    The Company acknowledges and agrees that the Company’s sole remedies in the event the Debt Financing is not received are set forth in Section 7.2, Section 7.4 and Section 8.12(b), in each case, on the terms and subject to the conditions thereof.

(f)    Parent shall, promptly upon request by the Company, reimburse the Company for all costs, including all reasonable and documented fees and expenses of counsel and other advisors, incurred by any Acquired Company in connection with the cooperation contemplated by this Section 5.7. Parent shall indemnify and hold harmless the Acquired Companies and their respective officers, directors, employees, agents, Affiliates and representatives (collectively, the “Section 5.7 Indemnitees”) against any and all reasonable and documented costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation) and other Liabilities directly or indirectly suffered or incurred by the Section 5.7 Indemnitees in connection with the Debt Financing, including any information provided in connection therewith or the Company’s cooperation with respect thereto; provided that no such indemnity shall be provided in the event of any such Section 5.7 Indemnitees’ fraud, bad faith, gross negligence or willful misconduct. This Section 5.7(f) shall survive the consummation of the Merger and the Effective Time and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Section 5.7 Indemnitees and their respective heirs, executors, estates, personal representatives, successors and assigns, and shall be binding on all successors and assigns of Parent.

5.8    Publicity. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent. Thereafter, provided that the Company Board shall not have made a Change in Recommendation, the Company, on the one hand, and Parent and Acquisition Sub, on the other hand, shall each consult with the other prior to issuing any press releases or otherwise making public statements with respect to the transactions contemplated by this Agreement and prior to making any filings with any Governmental Entity with respect to the transactions contemplated by this Agreement. Notwithstanding the foregoing, (a) a party may, without complying with the foregoing obligations, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, to the extent that such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section 5.8, to the extent such previous press releases, public disclosures or public statements are still accurate; (b) a party may, without complying with the foregoing obligations, issue any such press release or make any such public announcement or statement where the management of such party shall have determined in good faith (after consultation with its outside legal counsel) that such disclosure is required by applicable Legal Requirements or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity; (c) subject to Section 1.3(d) and Section 5.2, the Company need not comply with the foregoing obligations in connection with any press release, public statement or filing to be issued or made with respect to any Acquisition Proposal (including any “stop, look and listen” release, which shall be governed by Section 5.2(d)) or Change in Recommendation; and (d) a party may, without complying with the foregoing obligations, issue any such press release or make any such public announcement or statement in connection with any dispute between the parties hereto regarding this Agreement or the transactions contemplated by this Agreement. In addition, subject to Section 5.10(f) (to the extent applicable), the parties shall coordinate with each other and the other’s Representatives with respect to communications with employees of the Acquired Companies regarding post-Closing transition, integration and related matters; provided, however, that any such communications shall be conducted at a reasonable time, jointly and under the supervision of personnel of the Company and conducted in such a manner as not to interfere unreasonably with the normal operation of the business of any Acquired Company. Subject to the Confidentiality Agreement, nothing in this Section 5.8 shall prevent any Affiliate of Parent that is a private equity or similar investment fund, or any manager or general partner of any such fund, from reporting or disclosing with respect to fundraising, marketing, informational or reporting activities, on a confidential basis, to its partners, investors, potential investors or similar parties, general information regarding this Agreement and the transactions contemplated hereby, in each case subject to customary obligations of confidentiality with respect to non-public information such as transaction value or other specific economic terms. For the avoidance of doubt, any public filings providing notice to or seeking approval from any Governmental Entity made pursuant to Section 5.3 shall be governed by Section 5.3 and not this Section 5.8.

5.9    Company Equity Awards. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide, without any action on the part of the holder of any Company Equity Award, that:

(a)    Immediately prior to the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and upon the cancellation thereof the holder thereof shall be entitled to receive, in respect of each Company Share subject to such Company Option immediately prior to such cancellation, an amount (subject to any applicable withholding Tax) in cash equal to (i) the Per Share Amount; minus (ii) the exercise price per Company Share subject to such Company Option; provided, however, that, if such Company Option is an Underwater Option, then such Company Option shall be cancelled without any cash or other consideration being paid or provided in respect thereof. Each holder of a Company Option cancelled as provided in this Section 5.9(a) shall cease to have any rights with respect thereto, except the right to receive the cash consideration specified in this Section 5.9(a), without interest. Parent shall cause the cash payments described in this
Section 5.9(a) to be paid by the Company through the Company’s payroll system promptly following the Effective Time (but no later than the second payroll period following the Effective Time); provided, however, that to the extent the holder of such Company Option is not and was not at any time during the applicable vesting period an employee of an Acquired Company, such amounts shall not be paid through the payroll system, but shall be paid to such holder by Parent or the Paying Agent.

(b)    Immediately prior to the Effective Time, each Company Restricted Share that is outstanding immediately prior to the Effective Time shall be cancelled and upon the cancellation thereof the holder thereof shall be entitled to receive a cash payment (subject to any applicable withholding tax) equal to the Per Share Amount. Each holder of a Company Restricted Share cancelled as provided in this Section 5.9(b) shall cease to have any rights with respect thereto, except the right to receive the cash consideration specified in this Section 5.9(b), without interest. Parent shall cause the cash payments described in this Section 5.9(b) to be paid by the Company through the Company’s payroll system promptly following the Effective Time (but no later than the second payroll period following the Effective Time).

(c)    Immediately prior to the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and upon the cancellation thereof the holder thereof shall be entitled to receive a cash payment (subject to any applicable withholding Tax) equal to the product of (i) the number of Company Shares subject to such Company RSU immediately prior to the Effective Time and (ii) the Per Share Amount. Each holder of a Company RSU cancelled as provided in this Section 5.9(b) shall cease to have any rights with respect thereto, except the right to receive the cash consideration specified in this Section 5.9(b), without interest. Parent shall cause the cash payments described in this Section 5.9(b) to be paid by the Company through the Company’s payroll system promptly following the Effective Time (but no later than the second payroll period following the Effective Time); provided, however, that to the extent any Company RSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be made at the earliest time permitted under the Company Equity Plans and specified in Part 5.9(c) of the Disclosure Schedule.

(d)    Immediately prior to the Effective Time, each Company PSU that is outstanding and has not been settled immediately prior to the Effective Time shall be cancelled. Upon the cancellation of each such Company PSU, the holder thereof shall be entitled to receive a cash payment (subject to any applicable Tax withholding) determined by (i) multiplying (A) the number of Company Shares subject to such Company PSU as set forth on Part 5.9(d) of the Disclosure Schedule by (B) the percentage set forth directly opposite such number of Company Shares as set forth on Part 5.9(d) of the Disclosure Schedule; (ii) rounding the product determined in clause (i) to the nearest whole Company Share; and (iii) multiplying (A) the result of clause (ii) by (B) the Per Share Amount. Each holder of a Company PSU cancelled as provided in this Section 5.9(d) shall cease to have any rights with respect thereto, except the right to receive the cash consideration, if any, specified in this Section 5.9(d), without interest. Parent shall cause the cash payments described in this Section 5.9(d) to be paid by the Company through Company’s payroll system promptly following the Effective Time (but no later than the second payroll period following the Effective Time); provided, however, that to the extent any Company PSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be made (without interest) at the earliest time permitted under the Company Equity Plans and specified in Part 5.9(d) of the Disclosure Schedule.

5.10    Other Employee Benefits.

(a)    During the period commencing at the Effective Time and ending on the first anniversary of the date on which the Effective Time occurs (or, if shorter, the period of employment of the relevant Continuing Employee), Parent shall, and shall cause the Surviving Corporation to, provide each individual who is employed by any Acquired Company immediately prior to the Effective Time and who continues employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time (each a “Continuing Employee”) with the following: (i) a base salary or wage rate not less favorable than the base salary or wage rate provided to such Continuing Employee immediately prior to the Effective Time; (ii) a target cash bonus opportunity and/or commission opportunities not less favorable than the target cash bonus opportunity and/or commission opportunities provided to such Continuing Employee immediately prior to the Effective Time; provided, that compliance with
Section 5.10(b) shall be deemed to satisfy this clause ”(ii)” for the period commencing at the Effective Time and ending on the last day of the Company’s 2020 fiscal year; and (iii) other compensation and employee benefits (including under any severance plans and health and welfare benefit plans, but excluding under any equity plans) that are no less favorable than, those provided to similarly situated employees of Parent.

(b)    Following the Closing, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, maintain (without adverse modification) each cash bonus and/or commission plan and program that is a Company Plan for the Company’s 2020 fiscal year and to pay to each Continuing Employee the amount of bonus and/or commission actually earned for the 2020 fiscal year by such Continuing Employee as determined under, and subject to the terms and conditions of, the Company Plan applicable to such Continuing Employee; provided, that any employee who is terminated by the Company without Cause (as defined in the Company’s Change in Control Severance Plan, effective November 1, 2015) shall be entitled to receive the bonus such employee would have received absent such termination.

(c)    Parent shall ensure that, as of the Effective Time, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, benefit accrual, vacation and leave entitlement and severance benefits) for service with the Acquired Companies (or predecessor employers to the extent any Acquired Company provides such past service credit) under the employee benefit plans, programs and policies of Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation, as applicable, in which Continuing Employees become participants (the “Parent Plans”), to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Plan; provided, however, that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. As of the Effective Time, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, credit to Continuing Employees the amount of unused vacation and sick leave time that such Continuing Employees had accrued under any applicable Company Plan as of the Effective Time. In addition, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any Parent Plan to the extent coverage under such Parent Plan is replacing comparable coverage under a Company Plan in which such Continuing Employee was participating, and (ii) with respect to each Parent Plan providing medical, dental, pharmaceutical and/or vision benefits, Parent shall (A) cause to be waived any evidence of insurability requirements and the application of any pre-existing condition limitations under such Parent Plan to the extent such evidence of insurability requirements and pre-existing condition limitations requirements would apply under the analogous Company Plan and (B) cause each Continuing Employee to be given credit under such Parent Plan for all amounts paid by such Continuing Employee under any similar Company Plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plans for the plan year in which the Effective Time occurs.

(d)    Parent shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their terms, all written Company Plans listed on Part 3.14(a) of the Disclosure Letter that provide for severance, change in control or separation, including any such Company Plans established pursuant to a written employment, severance, retention, incentive, change in control or termination agreement (including any change in control provisions therein) between any Acquired Company and any Continuing Employee. Parent hereby acknowledges that the transactions contemplated by this Agreement shall constitute a “change in control” (or similar term) of the Company under the terms of such Company Plans, if applicable.

(e)    With respect to any Qualified Plan, if directed by Parent in writing at least 10 business days prior to the Effective Time, the Company shall terminate such Qualified Plan, effective not later than the business day immediately preceding the Effective Time. In the event that Parent requests that such Qualified Plan(s) be terminated, the Company shall provide Parent with evidence that such Qualified Plan(s) have been terminated pursuant to resolutions of the Company Board (the form and substance of which shall be subject to review and reasonable approval by Parent).

(f)    Prior to making any written or oral communications to officers or employees of any Acquired Company pertaining to compensation or benefit matters that are affected by the transactions, each party will provide the other party with a copy of the intended communication, the other party will have a reasonable period of time to review and comment on the communication, and the relevant party will consider any such comments in good faith.

(g)    Subject to Section 5.10(b), nothing in this Section 5.10 or elsewhere in this Agreement is intended nor shall be construed to require, and the Acquired Companies shall take no action that would have the effect of requiring, Parent or the Acquired Companies to continue any specific employee benefit plans or to continue the employment of any specific person. The provisions of this Section 5.10 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (i) be treated as an amendment to any particular Company Plan, (ii) subject to Section 5.10(b), prevent the Acquired Companies or Parent from amending or terminating any Company Plan or any of its benefit plans in accordance their terms, (iii) create a right in any employee, including any Continuing Employee, to employment with any of the Acquired Companies, Parent, the Surviving Corporation or any of their Subsidiaries or (iv) confer upon or give any Person (including for the avoidance of doubt any current or former employee (including Continuing Employees), director or independent contractor of the Company), other than the parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 5.10 or otherwise create any third-party beneficiary rights in any Person other than the parties hereto and their respective permitted successors and assigns, including with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent or the Surviving Corporation or under any benefit plan which Parent, the Company or the Surviving Corporation may maintain.

5.11    Compensation Arrangements. Prior to the Acceptance Time, the compensation committee of the Company Board (the “Compensation Committee”) will cause each Company Plan and Company employment agreement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

5.12    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Acceptance Time, Parent will cause the Acquired Companies, including the Surviving Corporation and its Subsidiaries, to fulfill and honor in all respects the obligations of the Acquired Companies pursuant to (i) each indemnification agreement in effect between such Acquired Company and any Indemnified Party and (ii) any indemnification, exculpation from Liability or advancement of expenses provision set forth in the Organizational Documents of such Acquired Company as in effect on the date of this Agreement. The Organizational Documents of the Surviving Corporation shall contain the provisions with respect to indemnification, exculpation from Liability and advancement of expenses set forth in the Company’s Organizational Documents on the date of this Agreement and, from and after the Acceptance Time, such provisions shall not be amended, repealed or otherwise modified in any manner that would reasonably be expected to adversely affect the rights thereunder of any Indemnified Party.

(b)    Without limiting the provisions of Section 5.12(a), during the period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time, Parent shall indemnify and hold harmless each Indemnified Party against and from any Liabilities in connection with any claim, Legal Proceeding, arbitration, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, Legal Proceeding, arbitration, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director, officer, employee or agent of any Acquired Company (with respect to any such action or omission, or alleged action or omission, that occurred prior to or at the Effective Time) or (ii) any of the transactions contemplated by this Agreement; provided, however, that, if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation a written notice asserting a claim for indemnification under this Section 5.12(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, from and after the Acceptance Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, advance, prior to the final disposition of any claim, Legal Proceeding, arbitration, investigation or inquiry for which indemnification may be sought under this
Section 5.12(b), promptly following request by an Indemnified Party therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, Legal Proceeding, arbitration, investigation or inquiry.

(c)    Parent will cause the Surviving Corporation to obtain a prepaid “tail” policy (the “Tail Policy”), effective as of the Effective Time, which policy provides the Indemnified Parties with directors’ and officers’ liability insurance with limits and scope consistent with the Company’s current directors’ and officers’ liability insurance policies in effect as of the date of this Agreement for a period beginning at the Effective Time and ending no earlier than the sixth anniversary of the Effective Time. Parent shall cause any such Tail

Policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided, that (i) in no event shall the premiums for the Tail Policy exceed an aggregate premium amount in excess of 300% of the premium amount per annum for the Company’s existing insurance coverage for the Indemnified Parties and (ii) if the aggregate premium amount for the Tail Policy exceeds such amount, Parent shall obtain a Tail Policy with the greatest coverage available, with respect to matters occurring prior to the Closing, for a cost not exceeding such amount.

(d)    In the event the Surviving Corporation, any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of the Surviving Corporation or such Subsidiary, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 5.12.

(e)    The rights of each Indemnified Party under this Section 5.12 shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Organizational Documents of any Acquired Company or the Surviving Corporation, under any other indemnification arrangement, under the DGCL or otherwise. This Section 5.12 shall survive the Acceptance Time and shall also survive consummation of the Merger and the Effective Time. This Section 5.12 is intended to benefit, and may be enforced by, the Indemnified Parties and their respective heirs, representatives, successors and assigns, and shall be binding on all successors and assigns of Parent, the Surviving Corporation and its Subsidiaries. Section 5.12 may not be amended, altered or repealed after the Acceptance Time without the prior written consent of the affected Indemnified Party.

(f)    For purposes of this Agreement, each individual who is or was an officer or director of any Acquired Company at or at any time prior to the Acceptance Time shall be deemed to be an “Indemnified Party”.

5.13    Section 16 Matters. The Company Board shall, to the extent necessary, take appropriate action, prior to or as of the Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition of Company Shares in the Offer and the deemed disposition and cancellation of Company Shares and, as applicable, Company Options, Company RSUs and Company PSUs in the Merger by applicable individuals.

5.14    Stock Exchange Delisting. Prior to and following the Effective Time, the Company (and the Surviving Corporation) shall use its commercially reasonable efforts to cause the Company Shares to no longer be quoted on the New York Stock Exchange and to be deregistered under the Exchange Act effective as soon as practicable following the Effective Time.

5.15    Stockholder Litigation. The Company shall provide Parent with prompt notice of, and copies of all pleadings and correspondence relating to, any Legal Proceeding against the Company or any of its directors or officers by any holder of Company Shares arising out of or relating to this Agreement or the transactions contemplated by this Agreement. The

Company shall give Parent the opportunity to participate in (but not control) the defense, settlement or compromise of any such Legal Proceeding, at Parent’s sole cost and expense, and no such settlement or compromise shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. For purposes of this Section 5.15, “participate” means that Parent will be kept apprised of proposed strategy and other decisions with respect to the Legal Proceeding by the Company (to the extent that, on the advice of outside counsel, the attorney-client privilege between the Company and its counsel is not undermined or otherwise materially affected; provided, however, that the Company will use reasonable best efforts to keep Parent apprised of proposed strategic and other decisions in a manner that does not undermine or effect attorney-client privilege, including by entering into a joint defense or similar agreement), and Parent may offer comments or suggestions with respect to the Legal Proceeding (and the Company shall reasonably consider in good faith the inclusion or incorporation of any such comments or suggestions provided in a timely manner), but will not be afforded any decision-making power or other authority over the Legal Proceeding, except for the settlement or compromise consent set forth above.

5.16    Takeover Statutes. The parties hereto shall use all reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to restrict or prohibit the Merger or the other transactions contemplated hereby and (b) if any Takeover Statute is or becomes applicable to restrict or prohibit any of the foregoing, to take all action reasonably necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize (to the greatest extent practicable) the effects of such Takeover Statute on the Merger and the other transactions contemplated hereby.

5.17    Notification of Certain Events.

(a)    From time to time prior to the Effective Time, the Company shall use reasonable best efforts to disclose in writing to Parent, promptly upon obtaining knowledge of, the occurrence or non-occurrence of any fact or event that would be reasonably likely to prevent or materially delay the satisfaction of any Offer Condition or any condition set forth in Section 6; provided, however, that no such notification shall affect the remedies of the parties hereto under this Agreement.

(b)    From time to time prior to the Closing, Parent shall use reasonable best efforts to disclose in writing to the Company, promptly upon obtaining knowledge of the occurrence or non-occurrence of any fact or event that would be reasonably likely to prevent or materially delay the satisfaction of any Offer Condition or any condition set forth in Section 6; provided, however, that no such notification shall affect the remedies of the parties hereto under this Agreement.

5.18    Director Resignations. The Company shall use reasonable best efforts to obtain and deliver to Parent at the Closing resignations, effective as of the Effective Time, executed by each of the directors and officers of the Company and each of the other Acquired Companies designated by Parent in writing to the Company not less than five business days prior to the Closing (if any).

5.19    Confidentiality. All obligations and restrictions upon Parent, Acquisition Sub and their respective Affiliates under the Confidentiality Agreement with respect to the assets and information of the Company and the other Acquired Companies shall terminate simultaneously with the Closing.

SECTION 6    CONDITIONS TO EACH PARTY’S OBLIGATIONS TO EFFECT THE MERGER

The obligation of each party to effect the Merger shall be subject to the satisfaction or waiver of the following conditions prior to the Effective Time:

6.1    Consummation of the Offer. Acquisition Sub (or Parent on Acquisition Sub’s behalf) shall have accepted for payment and paid for the Company Shares validly tendered pursuant to the Offer and not withdrawn.

6.2    No Restraints. No Order preventing, enjoining, restraining, prohibiting or making illegal the consummation of the Merger or the other transactions contemplated hereby shall have been issued, enacted, promulgated, enforced or entered by any Governmental Entity of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement issued, enacted, promulgated, enforced or entered that makes consummation of the Merger or the other transactions contemplated hereby illegal or prevents, enjoins, restrains or prohibits the consummation of the Merger or the other transactions contemplated hereby.

SECTION 7    TERMINATION

7.1    Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned:

(a)    by mutual consent of the Company and Parent at any time prior to the Acceptance Time;

(b)    by Parent or the Company at any time after December 29, 2020 (the “End Date”) and prior to the Acceptance Time if the Acceptance Time shall not have occurred on or before the End Date; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the material failure of such party (including, in the case of Parent, Acquisition Sub) to perform any covenant required to be performed by such party (including, in the case of Parent, Acquisition Sub) at or prior to the Acceptance Time shall have been a proximate cause of the failure of the Acceptance Time to have occurred on or before the End Date;

(c)    by Parent or the Company at any time prior to the Acceptance Time if (i) there shall be any Legal Requirement issued, enacted, promulgated, enforced or entered that prohibits, enjoins, prevents, restrains, or makes illegal the acceptance for payment of, or the payment for, Company Shares tendered pursuant to the Offer, the Merger or the other transactions contemplated hereby, or (ii) any Governmental Entity shall have issued, enacted, promulgated, enforced or entered an Order having the effect of making illegal, restraining, enjoining, preventing or otherwise prohibiting the acceptance for payment of, or payment for, Company Shares tendered pursuant to the Offer, the Merger or the other transactions contemplated hereby, and such Order shall have become final and non-appealable; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(c) if the material failure of such party (including, in the case of Parent, Acquisition Sub) to perform any covenant required to be performed by such party (including, in the case of Parent, Acquisition Sub) at or prior to the Acceptance Time shall have been the proximate cause of the existence of such Legal Requirement or Order;

(d)    by Parent or the Company if the Offer (as it may have been extended pursuant to Section 1.1(d)) expires as a result of the non-satisfaction of one or more Offer Conditions, or is terminated or withdrawn prior to the Acceptance Time, without Acquisition Sub having accepted for payment any Company Shares tendered pursuant to the Offer; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(d) if the non-satisfaction of any Offer Condition, or the termination or withdrawal of the Offer, was proximately caused by the material failure of such party (including, in the case of Parent, Acquisition Sub) to perform any covenant required to be performed by such party (including, in the case of Parent, Acquisition Sub) at or prior to the Acceptance Time;

(e)    by Parent at any time prior to the Acceptance Time if the Company Board shall have effected a Change in Recommendation;

(f)    by the Company at any time prior to the Acceptance Time if (i) the Company has received a Superior Proposal that did not result from a breach of Section 5.2 (other than any breach that was immaterial); (ii) the Company Board has authorized the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; (iii) substantially concurrently with the termination of this Agreement, the Company enters into such Alternative Acquisition Agreement; (iv) the Company and the Company Board shall have complied in all respects with Section 1.3(d) with respect to such Superior Proposal (other than any non-compliance that was immaterial) and (v) the Company pays the Company Termination Fee in accordance with Section 7.3;

(g)    by Parent by written notice to the Company at any time prior to the Acceptance Time, if a breach or inaccuracy of any representation or warranty in Section 3 or failure to perform or comply with any covenant or obligation contained in this Agreement on the part of the Company shall have occurred that would cause a failure of the Offer Conditions or any of the conditions set forth in Section 6 to be satisfied; provided, however, that, for purposes of this Section 7.1(g), if such a breach, inaccuracy or failure is curable by the Company prior to the earlier of (i) 20 days following the date Parent gives the Company notice of such breach, inaccuracy or failure and (ii) the End Date, and the Company is continuing to use commercially reasonable efforts to cure such breach, inaccuracy or failure, then Parent may not terminate this Agreement under this Section 7.1(g) on account of such breach, inaccuracy or failure unless such breach, inaccuracy or failure shall remain uncured upon the earlier of (A) the expiration of such 20 day period and (B) the End Date; provided, further, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if there is a breach, inaccuracy or failure such that the Company would have the right to terminate this Agreement pursuant to Section 7.1(h) (but for any required notice or cure period associated with such termination right);

(h)    by the Company by written notice to Parent at any time prior to the Acceptance Time, if (i) a breach or inaccuracy, in each case, in any material respect, of any representation or warranty in Section 4 or failure to perform or comply with, in each case, in any material respect, any covenant or obligation contained in this Agreement on the part of Parent or Acquisition Sub shall have occurred, and (ii) such breach, inaccuracy or failure has prevented, or would reasonably be expected to prevent, Parent or Acquisition Sub from consummating the transactions contemplated by this Agreement; provided, however, that, for purposes of this Section 7.1(h), if such a breach, inaccuracy or failure is curable by Parent prior to the earlier of (A) 20 days following the date the Company gives Parent notice of such breach and (B) the End Date, and Parent is continuing to use its commercially reasonable efforts to cure such breach, inaccuracy or failure, then the Company may not terminate this Agreement under this Section 7.1(h) on account of such breach, inaccuracy or failure unless such breach, inaccuracy or failure shall remain uncured upon the earlier of (1) the expiration of such 20 day period and (2) the End Date; provided, further, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if there is a breach, inaccuracy or failure such that Parent would have the right to terminate this Agreement pursuant to Section 7.1(g) (but for any required notice or cure period associated with such termination right);

(i)    by the Company if Acquisition Sub (i) fails to commence the Offer on or prior to the 10th business day following the date hereof in accordance with the terms of this Agreement; or (ii) terminates the Offer prior to the Expiration Time, other than in accordance with Section 1.1(d); or

(j)    by the Company if (i) at the Expiration Time (for the avoidance of doubt, after giving effect to all extensions thereof in accordance with Section 1.1(d)), all of the Offer Conditions have been and remain satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied), (ii) the Company has delivered written notice to Parent to such effect, and (iii) Acquisition Sub fails to consummate (as defined in Section 251(h) of the DGCL) the Offer and the Merger within two Business Days following the Company’s delivery of such notice.

7.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, without any Liability on the part of any party hereto; provided, however, that (a) this Section 7.2, the last three sentences of Section 1.1(d), the last sentence of Section 1.3(e), the last sentence of Section 5.4, Section 7.3, Section 7.4, Section 7.5 and Section 8 shall survive the termination of this Agreement and shall remain in full force and effect; and (b) subject to Section 7.4(b), the termination of this Agreement shall not relieve any party from any Liability for any intentional and material breach of this Agreement (which Liability shall include, in the case of such a breach by Parent or Acquisition Sub, any loss to the stockholders of the Company of the consideration that would have otherwise been payable to them). Without limiting the generality of the foregoing, Parent and Acquisition Sub acknowledge and agree that any failure of Parent or Acquisition Sub to satisfy its obligation to accept for payment or pay for Company Shares following satisfaction of the Offer Conditions, and any failure of Parent to cause the Merger to be effected following satisfaction of the conditions set forth in Section 6, will be deemed to constitute an intentional and material breach of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

7.3    Company Termination Fee.

(a)    If (i)(A) this Agreement is validly terminated by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d), (B) following the date of this Agreement and prior to the time of the termination of this Agreement, an Acquisition Proposal shall have been made known to the Company or any of its Subsidiaries or publicly announced (and such Acquisition Proposal shall not have been withdrawn prior to the time of the termination of this Agreement) and (C) the Company or any of its Subsidiaries (1) consummates a Specified Acquisition Transaction within 12 months after such termination or (2) enters into a definitive agreement within 12 months after such termination providing for a Specified Acquisition Transaction that is subsequently consummated; (ii) this Agreement is validly terminated by Parent pursuant to Section 7.1(e); or (iii) this Agreement is terminated by the Company pursuant to Section 7.1(f), then the Company shall pay, or cause to be paid, to Parent or its designee, in cash by wire transfer of immediately available funds to the account(s) specified by Parent, at the time specified in the next sentence, a termination fee in the amount of $15,833,067 (the “Company Termination Fee”). The Company Termination Fee shall be paid by the Company (I) in the case of clause (i) of the preceding sentence of this Section 7.3(a), concurrently with the consummation of the Specified Acquisition Transaction, (II) in the case of clause (ii) of the preceding sentence of this Section 7.3(a), within two business days following termination of this Agreement, and (III) in the case of clause (iii) of the preceding sentence of this Section 7.3(a), concurrently with a termination of this Agreement under Section 7.1(f).

(b)    For the avoidance of doubt, the Company Termination Fee shall be payable only once and not in duplication even though the Company Termination Fee may be payable under one or more provisions hereof at the same or at different times and upon the occurrence of different events. Acceptance by Parent of the Company Termination Fee shall constitute acceptance by Parent of the validity of any termination of this Agreement pursuant to Section 7.1(f). Payment of the Company Termination Fee (plus, if the Company Termination Fee is not timely paid, the interest described in Section 7.3(c)) shall be the sole and exclusive remedy of Parent and Acquisition Sub against the Acquired Companies and their respective former, current and future officers, directors, partners, stockholders, managers, members, Affiliates, representatives and agents for any loss suffered as a result of the failure of any of the transactions contemplated by this Agreement to be consummated or any loss suffered as a result of any breach of any covenant or agreement in this Agreement. Upon payment of the amount referred to in the preceding sentence, no Acquired Company and no former, current or future officer, director, partner, stockholder, manager, member, Affiliate, representative or agent of any Acquired Company shall have any further Liability or obligation relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement.

(c)    If the Company fails to pay the Company Termination Fee when due, then the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such amount was originally required to be paid.

7.4    Parent Termination Fee.

(a)    In the event this Agreement is terminated by the Company pursuant to Section 7.1(h) or Section 7.1(j) (or by the Company or Parent pursuant to Section 7.1(b) at a time when the Company could have terminated this Agreement pursuant to Section 7.1(h) or Section 7.1(j)), then Parent shall pay, or cause to be paid, to the Company or its designee, in cash by wire transfer of immediately available funds to the account(s) specified by the Company, at the time specified in the next sentence, a termination fee in the amount of $55,415,734 (the “Parent Termination Fee”). The Parent Termination Fee (if payable) shall be paid by Parent within two business days following such termination of this Agreement. For the avoidance of doubt, the Parent Termination Fee shall be payable only once and not in duplication even though the Parent Termination Fee may be payable under one or more provisions hereof at the same or at different times and upon the occurrence of different events.

(b)    Notwithstanding anything to the contrary set forth in this Agreement, but subject to (v) Section 7.2, (w) Section 7.4(a) and Section 7.4(c), (x) Section 5.7(f), (y) an order of specific performance as, and only to the extent expressly permitted by, Section 8.12 and (z) the Company’s rights and remedies under the Limited Guaranty (subject to the terms thereof): (i) the Company’s right to terminate this Agreement and, if this Agreement is terminated in circumstances in which the Parent Termination Fee is payable hereunder, receive the Parent Termination Fee, shall be the sole and exclusive remedy of the Company against (1) Parent, (2) Acquisition Sub, (3) Sponsor, (4) the Debt Financing Related Parties and (5) any former, current or future general or limited partners, directors, officers, employees, agents, members, managers, attorneys or representatives of any Person named in the foregoing clauses (1), (2), (3) or (4) or any of their respective Affiliates or representatives (collectively, the Persons named in the foregoing clauses (1) through (5), the “Parent Related Parties”) for any loss suffered as a result of, relating to or arising out of such termination, this Agreement, the Equity Financing Commitment Letter, the Debt Financing Commitment Letter, the Definitive Financing Agreements, the other agreements referred to herein and the transactions contemplated hereby, including any breach of this Agreement by Parent or Acquisition Sub, the termination of this Agreement or the failure to consummate the transactions contemplated hereby, and (ii) none of the Parent Related Parties shall have any Liability or obligation to the Company or any of its Affiliates as a result of, relating to or arising out of this Agreement, the Equity Financing Commitment Letter, the Debt Financing Commitment Letter, the Definitive Financing Agreements, the other agreements referred to herein or the transactions contemplated hereby or thereby, or any claims or actions arising out of any breach of this Agreement by Parent or Acquisition Sub, the termination of this Agreement or the failure to consummate the transactions contemplated hereby. For the avoidance of doubt, (I) the sum of an amount equal to the Parent Termination Fee and the amount payable under Section 7.4(c) and the amount payable under Section 5.7(f) is intended to serve as a cap on the maximum aggregate monetary liability of the Parent Related Parties under this Agreement in the event Parent or Acquisition Sub breaches this Agreement or fails to perform hereunder, and under no such circumstances shall the Company be entitled to collect, if due, more than the amounts specified in this clause (I), and (II) while the Company may pursue both a grant of specific performance of the type contemplated by Section 8.12 and the payment of the Parent Termination Fee pursuant Section 7.4(a), as the case may be, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance to consummate the transactions contemplated hereby pursuant Section 8.12 and monetary damages, including all or any portion of the Parent Termination Fee.

(c)    If Parent fails to pay the Parent Termination Fee when due, then Parent shall pay to the Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such amount was originally required to be paid.

7.5    Acknowledgements. Each of the Company, Parent and Acquisition Sub acknowledges and agrees that:

(a)    (i) the agreements contained in Section 7.2, Section 7.3 and Section 7.4 are an integral part of the transactions contemplated hereby and (ii) without these agreements, the Company, Parent and Acquisition Sub would not enter into this Agreement;

(b)    the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be uncertain and incapable of accurate determination; and

(c)    the Parent Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Parent Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be uncertain and incapable of accurate determination.

SECTION 8    MISCELLANEOUS PROVISIONS

8.1    Amendment. This Agreement may be amended with the approval of the respective parties at any time prior to the Effective Time. Without limiting the foregoing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding the foregoing, (a) after the Acceptance Time, no amendment to this Agreement that decreases, or has the effect of decreasing, the consideration payable with respect to any Company Share pursuant to Section 2.6(b) shall be permitted, (b) none of Section 7.4(b), this Section 8.1, Section 8.2, Section 8.5, Section 8.7, Section 8.12 or Section 8.13 (collectively, the “DFS Provisions”) may be amended or waived in any manner adverse to any Debt Financing Source without the consent of the affected Debt Financing Source and (c) any amendment to this Agreement prior to the Effective Time shall require, in addition to the consent of Parent and Acquisition Sub, the consent of (i) the Company Board and (ii) each Continuing Director if, at the time of such consent by the Company Board, the Continuing Directors constitute a minority of the Company Board. For purposes of this Section 8.1, “Continuing Director” means an individual who is a director on the Company Board on the date of this Agreement or who has been nominated or designated to be a director on the Company Board by a majority of the directors on the Company Board, as constituted on the date of this Agreement.

8.2    Waiver.

(a)    No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)    No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.3    No Survival of Representations and Warranties. None of the representations and warranties of the Company contained in this Agreement, or contained in any certificate, schedule or document delivered pursuant to this Agreement or in connection with any of the transactions contemplated by this Agreement, shall survive the Acceptance Time.

8.4    Entire Agreement; Counterparts. This Agreement, the other agreements referred to herein and the Confidentiality Agreement constitute the entire agreement among the parties hereto and supersede all prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof and thereof.

8.5    Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a)    This Agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. Each of the parties hereto (i) consents to and submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) shall not bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.

(b)    Notwithstanding Section 8.5(a), in any Legal Proceeding involving any Debt Financing Related Party arising out of or in any way relating to this Agreement or the transactions contemplated hereby, the provisions of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Each party hereto acknowledges and irrevocably agrees that any Legal Proceeding involving any Debt Financing Related Party arising out of or in any way relating to this Agreement or the transactions contemplated hereby shall be brought exclusively in the Supreme Court of the State of New York, County of New York (unless the Supreme Court of the State of New York, County of New York declines to accept jurisdiction over a particular matter, in which case, in the United States District Court for the Southern District of New York) (together with the appellate courts thereof, the “New York Courts”), and each of the parties hereby submits to the exclusive jurisdiction of the New York Courts for the purpose of any such proceeding. Each party irrevocably and unconditionally agrees not to assert (i) any objection which it may ever have to the laying of venue of any such litigation in any New York Court, (ii) any claim that any such proceeding brought in any New York Court has been brought in an inconvenient forum and (iii) any claim that any New York Court does not have jurisdiction with respect to such proceeding.

(c)    EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENT, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF THIS AGREEMENT, THE COMMITMENT LETTERS OR THE TRANSACTION CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE FINANCING). EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.5(C).

8.6    Payment of Expenses. Whether or not Company Shares are purchased pursuant to the Offer and whether or not the Merger is consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby.

8.7    Assignability; Parties in Interest.

(a)    This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and assigns. This Agreement shall not be assignable by any party without the express written consent of the other parties hereto, and any attempted assignment in violation of this Section shall be null and void; provided, however, that each of Parent and Acquisition Sub may (but shall not be required to), without the prior written consent of the Company, (i) assign its rights and obligations under this Agreement to any of its Affiliates or (ii) collaterally assign any or all of its rights or obligations hereunder to any Debt Financing Source (provided that, in any such case, no such assignment shall relieve Parent or Acquisition Sub, as applicable, of its obligations hereunder).

(b)    Except for the provisions of Section 1 (which, from and after the Acceptance Time, shall be for the benefit of Persons that are holders of Company Shares who have tendered pursuant to the Offer (and not validly withdrawn) Company Shares), Section 2 (which, from and after the Effective Time, shall be for the benefit of Persons who are holders of the Company Shares as of immediately prior to the Effective Time), Section 5.12 (which, from and after the Acceptance Time shall be for the benefit of the Indemnified Parties) and the DFS Provisions (to which each Debt Financing Source shall be an express third-party beneficiary to the extent relating to the rights or obligation of such Debt Financing Source), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties hereto, any right, benefit or remedy of any nature.

8.8    Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly given and made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or Federal Express), then such communication shall be deemed duly given and made two business days after being sent; (c) if sent by facsimile or email transmission on any business day, then such communication shall be deemed duly given and made when delivered; (d) if sent by facsimile or email transmission on a day other than a business day, then such communication shall be deemed duly given and made on the business day following the date such communication was delivered; and (e) if otherwise actually personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when delivered to such authorized representative, provided that such notices, requests, demands and other communications are delivered to the address, facsimile number or email address set forth below, or to such other address, facsimile number or email address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Acquisition Sub:

c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 32nd Floor
New York, New York 10019
Attention: Daniel Sugar
Email: dsugar@veritascapital.com with a copy, which shall not constitute notice, to:

Schulte Roth & Zabel LLP 919 Third Avenue
New York, New York 10022
Attention: Richard A. Presutti
Email: richard.presutti@srz.com if to the Company:

Rosetta Stone Inc. 1621 N. Kent Street
Suite 1200
Arlington, VA 22209
Attention: Sean Klein
Email: sklein@rosettastone.com with a copy, which shall not constitute notice, to:

Hogan Lovells US LLP 4085 Campbell Avenue, Suite 100
Menlo Park, CA 94025
Attention: Keith A. Flaum; Lillian Tsu
Facsimile: (650) 463-4094
Email: keith.flaum@hoganlovells.com; lillian.tsu@hoganlovells.com

8.9    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

8.10    Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms of this Agreement.

8.11    Obligation of Parent. Parent shall ensure that each of Acquisition Sub and the Surviving Corporation duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Acquisition Sub and the Surviving Corporation under this Agreement, and Parent shall be jointly and severally liable with Acquisition Sub and the Surviving Corporation for the due and timely performance and satisfaction of each of such covenants, obligations and liabilities.

8.12    Specific Performance.

(a)    Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that a party hereto may have under law or in equity, in the event of any breach or threatened breach by Parent or Acquisition Sub, on the one hand, or the Company, on the other hand, of any covenant or obligation of such party contained in this Agreement, the other party shall be entitled to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant (including, subject to Section 8.12(b), with respect to the obligations of Parent and Acquisition Sub to accept for payment and pay for Company Shares and the obligation of Parent to consummate the Merger); and (ii) an injunction restraining such breach or threatened breach (including, subject to Section 8.12(b), with respect to the obligations of Parent and Acquisition Sub to accept for payment and pay for Company Shares and the obligation of Parent to consummate the Merger). In the event that any action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each party hereto further agrees that no other party hereto or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.12, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

(b)    Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and agree that, prior to the Closing, the Company shall be entitled to obtain specific performance to cause Acquisition Sub consummate (as defined in Section 251(h) of the DGCL) the Offer and the Merger in accordance with this Agreement if, and only if, (i) with respect to consummation of the Offer, all of the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied or waived at the Expiration Time) have been and remain satisfied or waived at the time the Expiration Time, (ii) with respect to the consummation of the Merger, the conditions set forth in Section 6 are satisfied (other than those conditions that by their nature are to be satisfied or waived at the Effective Time), (iii) the Debt Financing has been funded or, assuming the Equity Financing is funded, will be funded in accordance with its terms, (iv) the Company has delivered irrevocable written notice to Parent that it is ready, willing and able to take all action required of it under this Agreement to consummate (as defined in Section 251(h) of the DGCL) the Offer and to consummate the Merger and (v) Acquisition Sub fails to consummate (as defined in Section 251(h) of the DGCL) the Offer and to consummate the Merger within two business days following the Company’s delivery of such notice.

8.13    Non-Recourse. All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, the Offer or the Merger contemplated hereby, may, except to the extent set forth in the Equity Commitment Letter or the Limited Guaranty, be made only against the entities that are expressly identified as parties hereto and thereto. Other than the Sponsor pursuant to the Equity Commitment Letter or the Limited Guaranty, no person who is not a named party to this Agreement, including the Debt Financing Related Parties, any past, present or future affiliate thereof or any of their respective directors, officers, employees, incorporators, members, managers, partners, direct or indirect equityholders (including stockholders and optionholders), affiliates, agents, attorneys or representatives (“Non-Party Affiliates”), shall have any Liability (whether in contract or in tort, under any Legal

Requirements or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement, the Offer or the Merger contemplated hereby (as the case may be) or for any claim based on, in respect of, or by reason of this Agreement, the Offer or the Merger contemplated hereby (as the case may be) or the negotiation or execution hereof or thereof, and each party hereto waives and releases all such liabilities, claims and obligations (other than Liabilities, claims and obligations of the Sponsor pursuant to the Equity Commitment Letter or the Limited Guaranty) against any such Non-Party Affiliates.

8.14    Construction.

(a)    For purposes of this Agreement, whenever the context requires, the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)    As used in this Agreement (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”; (ii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (iii) the word “or” shall be disjunctive but not exclusive; (iv) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, unless otherwise specified; and (v) the words “day” and “days” shall be deemed to refer to calendar days, unless expressly stated to be business days.

(d)    Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.

(e)    All references to a document or instrument having been made available to Parent shall be deemed to include the making available of such document or instrument to Parent’s counsel, to Parent’s legal or financial advisor or to any other representative of Parent, including by posting such document in an electronic data room.

(f)    All references in this Agreement to “$” are intended to refer to U.S. dollars.

(g)    The table of contents, titles and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement.

(h)    All references in this Agreement to a Person are also to its successors (whether by way of merger, amalgamation, consolidation or other business combination) and permitted assigns.

(i)    When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a business day, the period shall end on the next succeeding business day.

[Remainder of page intentionally left blank]

Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above.

CAMBIUM HOLDING CORP.
a Delaware corporation

By:	/s/ Barbara Benson
Name: Barbara Benson
Title: Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

EMPOWER MERGER SUB INC.,
a Delaware corporation

By:	/s/ Barbara Benson
Name: Barbara Benson
Title: Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

ROSETTA STONE INC.,
a Delaware corporation

By:	/s/ John Hass
Name: John Hass
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX I

CONDITIONS OF THE OFFER

Notwithstanding any other terms or provisions of the Offer or this Agreement, Acquisition Sub shall not be obligated to accept for payment, or, subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Company Shares validly tendered and not withdrawn pursuant to the Offer, and may terminate or amend the Offer in accordance with (and to the extent permitted by) the terms of this Agreement, and may postpone the acceptance of, or payment for, any Company Shares in accordance with (and to the extent permitted by) the terms of this Agreement, if, immediately prior to the Expiration Time:

(1)    there shall not be validly tendered (excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined in Section 251(h) of the DGCL) and not validly withdrawn that number of Company Shares that, when added to the Company Shares then beneficially owned by Parent and its Affiliates, constitute at least a majority of the total number of then issued and outstanding Company Shares (the condition in this clause (1) being referred to as the “Minimum Condition”);

(2)    any of the following conditions shall not be satisfied or, to the extent permitted by applicable Legal Requirements, waived:

(a)    the waiting period under the HSR Act applicable to the purchase of Company Shares pursuant to the Offer shall have expired or otherwise been terminated;

(b)    any waiting period under any applicable Antitrust Law in each Specified Foreign Jurisdiction shall have expired or been terminated and any approval or clearance required under any applicable Antitrust Law in each Specified Foreign Jurisdiction shall have been obtained;

(c)    the Specified Representations shall be true, correct and accurate in all material respects as of the date of this Agreement and as of the Expiration Time, in each case, as if made on and as of such date or time (other than any such representation or warranty made as of a specific earlier date, which shall have been so true and accurate in all material respects as of such earlier date); provided, however, that, for purposes of determining the accuracy of such representations and warranties under this clause “(c)”, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded;

(d)    the representations and warranties of the Company contained in this Agreement, other than the Specified Representations, shall be true, correct and accurate in all respects as of the date hereof and as of the Expiration Time, in each case, as if made on and as of date or time (other than any such representation or warranty made as of a specific earlier date, which shall have been so true and accurate as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had a Material Adverse Effect; provided,

Annex I – 1

however, that, for purposes of determining the accuracy of such representations and warranties under this clause (d), all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded;

(e)    the covenants of the Company contained in this Agreement that are required to have been performed by the Company prior to the Expiration Time shall have been performed in all material respects;

(f)    since the date of this Agreement, there shall not have occurred any Material Adverse Effect;

(g)    no Order preventing, enjoining, restraining, prohibiting or making illegal the consummation of the Merger or the other transactions contemplated hereby shall have been issued, enacted, promulgated, enforced or entered by any Governmental Entity of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement issued, enacted, promulgated, enforced or entered that makes consummation of the Merger or the other transactions contemplated hereby illegal or prevents, enjoins, restrains or prohibits the consummation of the Merger or the other transactions contemplated hereby;

(h)    Parent shall have received a certificate signed by an officer of the Company confirming the satisfaction of the conditions described in clauses 2(c), 2(d), 2(e) and 2(f) above;

(i)    this Agreement shall not have been validly terminated in accordance with Section 7.1 of this Agreement (the “Termination Condition”).

The foregoing conditions (except for the Minimum Condition) may, to the extent permitted by applicable Legal Requirements, be waived by Parent or Acquisition Sub in whole or in part at any time and from time to time, subject in each case to the terms of this Agreement.

The foregoing conditions are for the sole benefit of Parent and Acquisition Sub and may be waived (to the extent permitted by this Agreement and applicable Legal Requirements) by Parent or Acquisition Sub in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Condition), in each case, subject to the terms of this Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Acquisition Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Capitalized terms used but not defined in this Annex I shall have the meaning ascribed to them in this Agreement.

Annex I – 2

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including, for the avoidance of doubt, Annex I and this Exhibit A):

“Acceptance Time” shall have the meaning set forth in Section 1.1(b).

“Acquired Companies” shall mean, collectively, the Company and the Company’s direct and indirect Subsidiaries.

“Acquisition Proposal” shall mean any offer, proposal or indication of interest (other than an offer, proposal or indication of interest made or submitted by or on behalf of Parent or any of its Subsidiaries) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Sub” shall have the meaning set forth in the Preamble.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Offer or the Merger) involving (a) any merger, consolidation, amalgamation, share exchange, business combination, joint venture, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction (i) in which a Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 15% or more of the outstanding voting power of the Company or, if the Company is not a surviving entity in such transaction, of the surviving entity in such transaction involving the Company or (ii) in which the Company issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 15% or more of the outstanding voting power of the Company or, if the Company is not a surviving entity in such transaction, the surviving entity in such transaction involving the Company; (b) any sale, lease, exchange, transfer, exclusive license, exclusive sublicense, acquisition or disposition of the assets of any business or businesses that constitute or account for 15% or more of the consolidated net revenues or consolidated net income (measured based on the 12 full calendar months prior to the date of determination) or consolidated assets (measured based on fair market value as of the last day of the most recently completed calendar month) of the Company; or (c) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the first-mentioned Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership interests, by contract or otherwise.

“Affiliate Arrangements” shall have the meaning set forth in Section 3.26.

Exhibit I – 1

“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, together with Annex I, this Exhibit A, any other Annexes and Exhibits hereto and the Disclosure Schedule, as such Agreement and Plan of Merger (including Annex I, this Exhibit A, any other Annexes and Exhibits hereto and the Disclosure Schedule) may be amended from time to time in accordance with the terms hereof.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 1.3(c).

“Alternative Financing” shall have the meaning set forth in Section 5.6(d).

“Antitrust Law” shall mean the HSR Act and any other applicable Legal Requirement that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Appraisal Shares” shall have the meaning set forth in Section 2.9(c).

“Book Entry Shares” shall have the meaning set forth in Section 2.7.

“Bribery Legislation” shall have the meaning set forth in Section 3.12.

“business day” shall mean any day other than a Saturday or a Sunday or a day on which banks are required or authorized by Legal Requirement to close in New York, New York.

“Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Change in Circumstances” shall mean any Effect (other than an Acquisition Proposal) that, individually or in the aggregate, is material to the Acquired Companies, taken as a whole, and that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to or by the Company Board as of the date of this Agreement, which Effect (or the magnitude of which) becomes known to or by the Company Board prior to the Acceptance Time.

“Change in Recommendation” shall have the meaning set forth in Section 1.3(c).

“Closing” shall have the meaning set forth in Section 2.4.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” shall have the meaning set forth in Section 3.15(a).

“Commitment Letters” shall have the meaning set forth in Section 4.6(a).

“Company” shall have the meaning set forth in the Preamble.

“Company Board” shall have the meaning set forth in the Recitals.

Exhibit I – 2

“Company Board Recommendation” shall have the meaning set forth in Section 1.3(a).

“Company Branch” shall have the meaning set forth in Section 3.1(b).

“Company Equity Award Agreement” shall have the meaning set forth in Section 3.3(c).

“Company Equity Awards” shall mean the Company Options, Company Restricted Shares, Company RSUs and Company PSUs.

“Company Equity Plans” shall mean the Company’s Amended and Restated 2009 Omnibus Incentive Plan and the Company’s 2019 Omnibus Incentive Plan.

“Company IT Systems” shall mean IT Systems owned or controlled by an Acquired Company and used or held for use in the conduct of the business of the Acquired Companies.

“Company Lease” and “Company Leases” shall have the meanings set forth in Section 3.7(c).

“Company Options” shall mean options to purchase Company Shares from the Company, whether granted pursuant to the Company Equity Plans or otherwise.

“Company Plans” shall mean any employee benefit plan, program, policy, practices, or other arrangement providing benefits to any current or former employee, officer or director of the Acquired Companies or any beneficiary or dependent thereof that is sponsored or maintained by an Acquired Company or to which an Acquired Company contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.

“Company PSU” shall mean an award of restricted stock units of the Company issued pursuant to the Company Equity Plans that may be earned on the basis of the achievement of one or more performance goals.

“Company Registered IP” shall have the meaning set forth in Section 3.6(a).

“Company Restricted Shares” shall mean Company Shares issued pursuant to the Company Equity Plans that are subject to forfeiture.

“Company Returns” shall have the meaning set forth in Section 3.13(a).

“Company RSU” shall mean an award of restricted stock units of the Company issued pursuant to the Company Equity Plans that vest solely based on continued service to an Acquired Company.

Exhibit I – 3

“Company SEC Documents” shall have the meaning set forth in Section 3.4(a).

“Company Shares” shall mean shares of common stock, $0.00005 par value per share, of the Company, including for the avoidance of doubt any such shares subject to a risk of forfeiture.

“Company Software” shall mean all Software in which the Intellectual Property Rights are owned or purported to be owned by the Acquired Companies.

“Company Stock Certificate” shall have the meaning set forth in Section 2.7.

“Company Termination Fee” shall have the meaning set forth in Section 7.3(a).

“Compensation Committee” shall have the meaning set forth in Section 5.9.

“Confidentiality Agreement” means that certain letter agreement, dated as of February 5, between Parent and the Company.

“Continuing Director” shall have the meaning set forth in Section 8.1.

“Continuing Employees” shall have the meaning set forth in Section 5.10(a).

“Contract” means any legally binding written or oral contract, subcontract, arrangement, understanding, lease, sublease, license, sublicense, commitment, joint venture agreement, letter contract, purchase order, delivery order, task order, loan or credit agreement, indenture or other agreement.

“Debt Financing” shall have the meaning set forth in Section 4.6(a).

“Debt Financing Commitment Letter” shall have the meaning set forth in Section 4.6(a).

“Debt Financing Related Parties” means (a) the Debt Financing Sources, (b) the respective Affiliates of the Debt Financing Sources, (c) the respective officers, directors, employees, managers, managing members, general partners, limited partners, managed accounts, agents, advisors (including financial, Tax and legal advisors) and other representatives of the Persons described in clauses (a) and (b) above and (d) the successors and permitted assigns of any of the foregoing.

“Debt Financing Sources” means the Entities that have committed to provide or arrange or otherwise have entered into agreements pursuant to the Debt Commitment Letter or in connection with all or any part of the Debt Financing described therein, or replacement debt financings, including Alternative Financing, the Second Lien Giveaway (as defined in the Debt Financing Commitment Letter), in connection with the transactions contemplated by this Agreement, including the parties to any commitment letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto.

Exhibit I – 4

“Definitive Financing Agreements” shall have the meaning set forth in Section 5.6(a)(i).

“DFS Provisions” shall have the meaning set forth in Section 8.1.

“DGCL” shall have the meaning set forth in the Recitals.

“Disclosure Schedule” shall have the meaning set forth in the introductory paragraph of Section 3.

“Dissenting Stockholder” shall have the meaning set forth in Section 2.9(a).

“Effect” shall have the meaning set forth in the definition of “Material Adverse Effect.”

“Effective Time” shall have the meaning set forth in Section 2.3.

“End Date” shall have the meaning set forth in Section 7.1(b).

“Enforceability Exceptions” shall have the meaning set forth in Section 3.8(c).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Entity).

“Environmental Law” shall have the meaning set forth in Section 3.16.

“Equity Financing” shall have the meaning set forth in Section 4.6(a).

“Equity Financing Commitment Letter” shall have the meaning set forth in Section 4.6(a).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Existing Credit Agreements” shall mean, collectively, the Existing First Lien Credit Agreement and the Existing Second Lien Credit Agreement.

Exhibit I – 5

“Existing First Lien Credit Agreement” shall mean that certain First Lien Credit Agreement, dated as of December 18, 2018 (as amended by the First Amendment to First Lien Credit Agreement entered into as of December 31, 2019 and as further amended, restated, supplemented or otherwise modified from time to time, among the Cambium Learning Group, Inc. and the other parties party thereto.

“Existing Second Lien Credit Agreement” shall mean that certain Second Lien Credit Agreement, dated as of December 18, 2018 (as amended by the First Amendment to Second Lien Credit Agreement entered into as of December 31, 2019 and as further amended, restated, supplemented or otherwise modified from time to time, among the Cambium Learning Group, Inc. and the other parties party thereto.

“Expiration Time” shall have the meaning set forth in Section 1.1(d).

“Fairness Opinion” shall have the meaning set forth in Section 3.22.

“Financial Advisor” shall have the meaning set forth in Section 3.22.

“Financing” shall have the meaning set forth in Section 4.6(a).

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authorization” shall mean any permit, license, registration, qualification, franchise or authorization granted by any Governmental Entity.

“Governmental Entity” shall mean any federal, provincial, state, municipal, local, supranational or foreign government or any court of competent jurisdiction, governmental authority, quasi-governmental body exercising governmental authority, board, bureau, administrative agency or commission, regulator, governmental commission, department, or other national, state, local, supranational or foreign governmental authority, branch, agency, department, division or instrumentality (including any taxing authority).

“Hazardous Materials” shall have the meaning set forth in Section 3.16.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person and as of any time of determination (and without duplication), all obligations (including, as applicable, in respect of outstanding principal and accrued and unpaid interest, fees, penalties, premiums and any other fees, expenses or breakage costs) of such Person: (a) consisting of indebtedness for borrowed money; (b) evidenced by bonds, notes, debentures, or similar instruments; (c) that are capitalized financing leases or financing synthetic lease obligations of such Person (or lease obligations that should have been on the books and records or financial statements of such Person as capitalized or synthetic lease obligations in accordance with GAAP), in each case, except for equipment and real estate leases of the type referred to as “operating leases” prior to the adoption of Financial Accounting Standards Board Accounting Standards Update 2016-02, (“Topic 842”) on January 1, 2019; (d) consisting of earn-outs or the deferred purchase price of property, goods or

Exhibit I – 6

services (excluding trade payables, accrued expenses and accruals, in each case, incurred in the ordinary course of business); (e) all indebtedness secured by a Lien (other than any Permitted Encumbrance) on property or assets owned or acquired by such Person, whether or not the indebtedness secured thereby has been assumed; (f) any commitment that assures a creditor against loss, including actual or contingent reimbursement obligations with respect to letters of credit, bankers’ acceptances, performance bonds, surety bonds or similar obligations; (g) commitments to repurchase equity securities of such Person; (h) any Liabilities in respect of currency or interest rate swaps, collars, caps, hedges, or similar arrangements; or (i) obligations of such Person and such Person’s Subsidiaries to guarantee any of the foregoing types of obligations on behalf of any other Person, other than in each case any obligations of such Person to any wholly owned Subsidiaries of such Person or between wholly owned Subsidiaries of such Person or of a wholly owned Subsidiary of such Person to such Person.

“Indemnified Party” shall have the meaning set forth in Section 5.12(f).

“Initial Expiration Time” shall have the meaning set forth in Section 1.1(d).

“Insurance Policies” shall have the meaning set forth in Section 3.17.

“Intellectual Property Rights” shall mean all United States, foreign, and international rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) copyrights and other similar rights in works of authorship (whether registered or unregistered); (b) trademark, trade name, logo, service mark rights and other rights in source identifiers together with the goodwill associated therewith; (c) rights in confidential and proprietary information, know-how, and inventions, including trade secret rights (including those trade secret rights defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law); (d) patents and patent applications, including provisionals, continuations and continuations-in-part, divisionals, reissues, reexaminations, substitutions, renewals and extensions thereof; (e) any of the foregoing rights (described in clauses (a) through (d)) in Software; (f) URLs and domain names; and (g) all issuances, registrations, renewals, restorations, reversions and extensions of, and applications for, any of the rights referred to in clauses (a) through (d) and (f) above.

“Investigation” shall have the meaning set forth in Section 3.10(c).

“IT Systems” shall mean devices, computers, Software, hardware, servers, networks, workstations, routers, hubs, circuits, switches, data communication lines, and other information technology equipment used by or on behalf of the Acquired Companies in the conduct of their businesses.

“knowledge” (a) when used with respect to the Company, means the actual knowledge, after reasonable inquiry, of John Hass, Thomas Pierno, Sean Klein, Matthew Hulett, Nick Gaehde, Melissa Yates May or Liz Brooke, and (b) when used with respect to Parent, means the actual knowledge, after reasonable inquiry, of the executive officers of Parent.

“Leased Real Property” shall have the meaning set forth in Section 3.7(c).

Exhibit I – 7

“Legal Proceeding” shall mean any lawsuit, court action, complaint, claim, demand, cause of action, litigation, proceeding, arbitration, audit, hearing, investigation, enforcement, inquiry or other proceeding (whether civil, commercial, administrative, criminal, investigative, formal or informal) by or before any Governmental Entity, arbitrator, mediator or similar dispute resolution body.

“Legal Requirement” shall mean any federal, state, local, foreign or similar statute, law, ordinance, regulation, rule, code, Order or rule of law (including common law).

“Liabilities” means any and all liabilities, debts, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, however arising.

“Liens” means all liens, mortgages, easements, charges, restrictions, claims, security interests, pledges, licenses, options or other encumbrances.

“Limited Guaranty” shall have the meaning set forth in Section 4.6(a).

“Listing Date” shall have the meaning set forth in Section 3.3(a).

“Loss” means any loss, Liability, damage, fine, fee, Tax, assessment, charge, payment, claim, cost and expense, interest, award, judgment or penalty (including reasonable attorneys’ and consultants’ fees and expenses) suffered or incurred.

“Material Adverse Effect” shall mean any event, change, effect, circumstance, development, condition or occurrence (each, an “Effect”) that (a) has prevented or materially delayed or impaired, or would reasonably be expected to prevent or materially delay or impair, the ability of the Company to consummate the transactions contemplated hereby, or (b) has had, or would reasonably be expected to have, a material adverse effect on the business, operations or financial condition of the Acquired Companies, taken as a whole; provided, however, that, for purposes of this clause (b), none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Material Adverse Effect: (i) any adverse effect arising or resulting from general economic, business, regulatory, legislative, political, financial or market conditions; (ii) any adverse Effect arising or resulting from any facts, circumstances or conditions generally affecting education and learning-related industries; (iii) any adverse Effect arising or resulting from any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement, any act of God or other similar event, occurrence or circumstance; (iv) any adverse Effect arising or resulting from any epidemic, pandemic, disease outbreak (including COVID-19) or other health crisis or public health event, or the material worsening of any of the foregoing; (v) any adverse Effect arising or resulting from the announcement or pendency of this Agreement, the Offer, the Merger or any of the other transactions contemplated by this Agreement (including the loss of any officer or employee, the loss of, or a change in any relationship with, any customer, Governmental Entity, supplier, vendor, investor, licensor, licensee or partner and any litigation arising or resulting from the announcement or pendency of this Agreement, the Offer, the Merger or any of the other transactions contemplated by this

Exhibit I – 8

Agreement); (vi) any failure of the Company to meet internal or analysts’ expectations or projections, in and of itself (it being understood that the exception in this clause (vi) shall not prevent or otherwise affect the underlying cause of any such failure referred to herein); (vii) any adverse Effect arising or resulting from any action or inaction by the Company taken or omitted to be taken pursuant to the express provisions of this Agreement; (viii) any adverse effect arising or resulting from any change in any Legal Requirement; (ix) any decline in the Company’s stock price or any decline in the market price or trading volume of the Company Shares on the New York Stock Exchange, in and of itself; and (x) any adverse Effect arising or resulting from any change in GAAP or the interpretation or application thereof; provided, that, in the case of each of clauses (i), (ii), (iii), (iv), (viii) or (x) of this proviso, such Effects may be taken into account to the extent that such Effects have a disproportionately adverse effect on the Acquired Companies relative to the adverse effect on other companies in the education and learning-related industries.

“Material Contract” shall have the meaning set forth in Section 3.8(b)(ix).

“Material Customer” shall have the meaning set forth in Section 3.27(a).

“Material Vendor” shall mean each vendor of the Acquired Companies listed or required to be listed on Part 3.8(b)(v)(A) of the Disclosure Schedule.

“Merger” shall have the meaning set forth in the Recitals.

“Minimum Condition” shall have the meaning set forth in Annex I.

“Most Recent Balance Sheet” shall mean the consolidated balance sheet of the Company as of June 30, 2020, which is included in the Company’s Report on Form 10-Q filed with the SEC for the fiscal year ended June 30, 2020.

“New York Courts” shall have the meaning set forth in Section 8.5(b).

“Non-Budgeted Capital Expenditure” shall have the meaning set forth in Section 5.1(n).

“Non-Party Affiliates” shall have the meaning set forth in Section 8.13.

“Offer” shall have the meaning set forth in the Recitals.

“Offer Closing” shall have the meaning set forth in Section 1.2(a).

“Offer Commencement Date” shall have the meaning set forth in Section 1.1(a).

“Offer Conditions” shall have the meaning set forth in Section 1.1(b).

“Offer Documents” shall have the meaning set forth in Section 1.2(a).

“Open Source Software” shall mean any Software (in source or object code form) that is subject to (a) a license commonly referred to as an “open source” or “free software” license (including any software licensed under the GNU General Public License, GNU Lesser

Exhibit I – 9

General Public License, BSD License, or Apache Software License, or any other public source code license arrangement or any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org) or any other public source code license arrangement or any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org) or (b) any other license or other agreement that requires, as a condition of the use, modification or distribution of Software subject to such license or agreement, that such Software or other Software linked with, called by, combined or distributed with such Software be (i) disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or (iv) redistributable at no charge.

“Order” means any order, writ, judgment, injunction, decree, ruling, stipulation, directive, assessment, subpoena, verdict, determination or award issued, promulgated or entered, whether preliminary or final, by or with any Governmental Entity of competent jurisdiction.

“Organizational Documents” shall mean the certificate of incorporation, bylaws, memorandum of association, certificate of association, limited partnership agreement, operating agreement or equivalent governing document of an Entity, as amended and in effect on the date of this Agreement.

“Owned Company IP” shall mean all Intellectual Property Rights that are owned or purported to be owned by an Acquired Company as of the date of this Agreement.

“Owned Real Property” shall have the meaning set forth in Section 3.7(b).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Plans” shall have the meaning set forth in Section 5.10(c).

“Parent Termination Fee” shall have the meaning set forth in Section 7.4(a).

“Paying Agent” shall have the meaning set forth in Section 2.8.

“Per Share Amount” shall have the meaning set forth in the Recitals.

“Permitted Encumbrances” shall mean (a) Liens for Taxes (i) not yet due or delinquent or (ii) the validity or amount of which is being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’ and other similar Liens with respect to tangible assets, (i) arising or incurred in the ordinary course of business relating to obligations not yet due and payable or (ii) that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (c) pledges, deposits, or other Liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation) that are not material in amount or nature, (d) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Entities that, in each case, do not, and would not reasonably be expected to, materially interfere with the present

Exhibit I – 10

use of the assets of the Acquired Companies, (e) with respect to tangible assets, all covenants, conditions, restrictions, easements, charges, rights-of-way, Liens identified on title policies, title opinions or preliminary title reports or other documents or writings included in the public records and other Liens which do not, and would not reasonably be expected to, materially interfere with the present use of the Acquired Companies’ real property (whether leased or owned), (f) Liens arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction, (g) nonexclusive licenses of Intellectual Property Rights granted in the ordinary course of business, (h) Liens described in Part 1.1 of the Disclosure Schedule and (i) other Liens (other than any Liens of the type contemplated by clauses (a) through (g) above) that would not reasonably be expected to be material to the Acquired Companies, taken as a whole.

“Person” shall mean any individual or Entity.

“Personal Information” shall mean any information in any medium that identifies or can be reasonably linked to a natural person or household, or is otherwise regulated under applicable Legal Requirements pertaining to privacy, data security, or data protection, including an individual’s name, address, telephone number, e-mail address, date of birth, photograph, Social Security number or tax identification number, credit card number, bank information, biometric identifiers, persistent identifiers including IP address, geolocation data and medical, health or insurance information.

“Privacy and Data Security Laws and Requirements” shall mean all (a) Legal Requirements that apply to the Acquired Companies that govern the Processing of Personal Information or the security or integrity of IT Systems and (b) consumer-facing policies and notices that govern the Processing of Personal Information.

“Process” (and the corollary term “Processing”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, disposal, disclosure or other activity regarding data.

“Qualified Plan” shall have the meaning set forth in Section 3.14(c).

“Real Property” shall have the meaning set forth in Section 3.7(c).

“Representatives” means, with respect to any Person, such Person’s directors, managers, officers, employees, investment bankers, attorneys, accountants, consultants and other advisors, agents or representatives.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“Schedule 14D-9” shall have the meaning set forth in Section 1.3(a).

“SEC” shall mean the United States Securities and Exchange Commission.

“Section 5.7 Indemnitees” shall have the meaning set forth in Section 5.7.

“Securities Act” shall mean the Securities Act of 1933, as amended.

Exhibit I – 11

“Security Incident” shall mean (a) any unauthorized access, acquisition, interruption, alteration or modification, loss, theft, corruption or other unauthorized Processing of Personal Information or other confidential or nonpublic information, (b) any inadvertent, unauthorized or unlawful sale or rental of Personal Information or other confidential or nonpublic information, or (c) any breach of the security of or other unauthorized access to or use of or other compromise to the integrity or availability of any Company IT Systems.

“Software” shall mean all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, and all firmware, whether in source code, object code, human readable form or other form, and (b) documentation, including user manuals and other training documentation relating to any of the foregoing.

“Solvent” shall have the meaning set forth in Section 4.7.

“Specified Acquisition Transaction” shall mean any Acquisition Transaction, replacing all references to “15%” and “85%” in the definition of “Acquisition Transaction” with references to “50%”.

“Specified Foreign Jurisdiction” shall mean each jurisdiction identified on Part 1.1 of the Disclosure Schedule.

“Specified Representations” shall mean the representations and warranties of the Company contained in Sections 3.3(a), 3.3(e), 3.18, 3.19, 3.22 and 3.23.

“Sponsor” shall have the meaning set forth in Section 4.6(a).

“Subsidiary” of any Person means another Person, of which at least a majority of the securities or ownership interests having, by their terms, ordinary voting power to elect a majority of the board of directors (or other Persons performing similar functions) is owned or controlled, directly or indirectly, by such first person or by one or more of its Subsidiaries.

“Superior Proposal” shall mean any Acquisition Proposal (replacing the reference to “Acquisition Transaction” in the definition of “Acquisition Proposal” with a reference to “Specified Acquisition Transaction”) on terms that the Company Board determines in good faith, after consultation with the Company’s outside financial advisor and outside legal counsel, (a) to be reasonably likely to be consummated if accepted on the terms thereof, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal, and (b) considering such factors as the Company Board (or any committee thereof) considers to be appropriate, that, if consummated, would to be more favorable to the holders of Company Shares from a financial point of view than the transactions contemplated by this Agreement (taking into account the Company Termination Fee (if payable)).

“Superior Proposal Notice” shall have the meaning set forth in Section 1.3(d)(i)(C).

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Tail Policy” shall have the meaning set forth in Section 5.12(c).

Exhibit I – 12

“Takeover Statute” shall have the meaning set forth in Section 3.21.

“Tax” or “Taxes” shall mean any and all United States federal, state, local, or foreign income, gross receipts, payroll, employment, excise, escheat, severance, stamp, occupation, premium, windfall profits, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, or other tax imposed by any Governmental Entity, including any interest, penalty, or addition thereto.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Condition” shall have the meaning set forth in Annex I.

“Underwater Option” shall mean each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time and that has a per share exercise price for Company Shares subject to such Company Option that equals or exceeds the Per Share Amount.

Exhibit I – 13

EXHIBIT B

FORM OF CERTIFICATE OF INCORPORATION

OF THE SURVIVING CORPORATION